FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: April 14, 2005	By:	/s/ Stephen JUGE
		Name:	Stephen JUGE
		Title:	Executive Vice President and General Counsel

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145
(the “Company”)

Luxembourg, April 6, 2005

Registered letter

CONVENING NOTICE FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF APRIL 26, 2005

Dear Shareholders,

You are hereby convened to the

Annual General Meeting of Shareholders
of the Company

which, in accordance with the articles of incorporation of the Company, will take place on:

Tuesday April 26, 2005 at 11.00 A.M.
at the Hotel Royal
12, Boulevard Royal, L – 2449 Luxembourg

The agenda of the Annual General Meeting is as follows:

(1)	to hear the reports of the Board of Directors:

–	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915,

–	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915;

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31, 2004;

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2004;

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2004 in their consolidated form;

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2004 in their unconsolidated form;

(6)	to allocate the results of the Company for the year ended December 31, 2004 by allocation of the annual net income to the carry forward account;

(7)	to grant discharge to all Directors of the Company who have been in office during the year ended December 31, 2004;

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than €0.01 and no more than €4.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 25, 2006;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to reduce the capital of the Company (in value or in number of shares);

(ii)	to meet obligations resulting from employee share option programs or other allocations of shares to employees of the Company or of an associate company;

(iii)	to meet obligations resulting from debt financial instruments exchangeable into equity instruments;

(iv)	to remit shares in payment or exchange in relation to possible external growth transactions;

(v)	under the terms of a liquidity contract.

Shares redeemed may only be reduced as set out under (i) above with the prior authorisation of a General Meeting of Shareholders held following the date hereof.

(c)	In accordance with Article 49-2 of the Luxembourg law concerning commercial companies, the maximum number of shares that the Company may hold pursuant to this authorisation is 10% of the issued share capital of the Company.

(9)	to confirm the principles of compensation of Board members;

(10)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next Annual General Meeting deciding on the 2005 accounts;

(11)	miscellaneous.

Please find enclosed the consolidated and unconsolidated balance sheets and profit and loss accounts of the Company for the year ended December 31, 2004 together with the reports of the auditors.

Other information and a summary of the draft resolutions submitted to the Shareholders Meeting are available at the registered office or on the Company’s website: http://investor.gemplus.com/

Participation at the meeting and the right to vote is restricted to shareholders. Shareholders must, therefore, be able to prove that they are shareholders as of the date of the meeting in order to attend.

If the shareholder’s shares are registered in the register of shareholders

Each shareholder inscribed in the shareholder register (or his or her legal representative) may attend the meeting or be represented at such meeting.

2

Registered shareholders may also vote by proxy. A proxy form is enclosed. In the event a shareholder wishes to vote by proxy, he or she must complete and sign the enclosed proxy form and return it by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy should be received by 5 p.m. Luxembourg time on Friday April 22, 2005. The proxy will only be valid if it includes the shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address and signature. Shareholders should note that the CCF may not be named as proxy holder.

If the shareholder’s shares are held through a clearing system

Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate — either from their bank or stockbroker or from the French correspondent of their bank or stockbroker — confirming the identity of the shareholder, shareholder status and number of shares held and the blocking of such shares until after the meeting.

The certificate must further state that the relevant shares are held through Euroclear France. Shareholders should then deliver such certificate in original to the CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France, telephone number: + 33 3 26 09 86 26, fax number: + 33 3 26 09 89 83 by 5 p.m. Luxembourg time on Friday April 22, 2005 in order to have an admission card which the CCF will make available for such shareholders at the meeting. Alternatively such shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and inscribed in the shareholder register in their own name.

Shareholders holding their shares through a clearing system may also vote by proxy. A proxy form may be obtained at CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France, by telephone on
+33 3 26 09 86 26 or by fax on + 33 3 26 09 89 83. In the event a shareholder wishes to vote by proxy he or she must complete and sign the proxy form and return it together with the certificate referred to above by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy and the certificate should be received by 5 p.m. Luxembourg time on Friday April 22, 2005. The proxy will only be valid if it includes the shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address and signature. Shareholders should note that the CCF may not be named as proxy holder.

The Annual General Meeting can be validly held whatever the number of shares represented at such meeting and resolutions shall be validly adopted at such annual general meeting if approved by a simple majority of the shares represented.

Sincerely yours,

Gemplus International S.A.
The Board of Directors

3

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145

PROXY
for the
ANNUAL GENERAL MEETING

OF GEMPLUS INTERNATIONAL S.A.

to be held on April 26, 2005 or at any adjournment thereof

I, THE UNDERSIGNED _____________________________________________________________________________________
Domiciled at________________________________________________________________________________________________
a shareholder of ______________________________________________________shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)

Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account.

☐	Option (1) – PROXY WITHOUT VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:

M/Mrs (name, first name)
(address)

to represent the undersigned at the above Annual General Meeting of Shareholders of the Company, to be held on April 26, 2005 (or any reconvened meeting(s) thereof) and to participate on the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal relating to the agenda of the Annual General Meeting set out below, any amendment thereto and any new resolution as the proxyholder deems fit.

AGENDA
of the Annual General Meeting of Shareholders

(1)	to hear the reports of the Board of Directors:

–	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915,

–	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915;

(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31 2004;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2004;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2004 in their consolidated form;

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2004 in their unconsolidated form;

(6)	to allocate the results of the Company for the year ended December 31, 2004 by allocation of the annual net income to the carry forward account;

(7)	to grant discharge to all Directors of the Company who have been in office during the year ended December 31, 2004;

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than €0.01 and no more than €4.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 25, 2006;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to reduce the capital of the Company (in value or in number of shares);

(ii)	to meet obligations resulting from employee share option programs or other allocations of shares to employees of the Company or of an associate company;

(iii)	to meet obligations resulting from debt financial instruments exchangeable into equity instruments;

2

(iv)	to remit shares in payment or exchange in relation to possible external growth transactions;

(v)	under the terms of a liquidity contract.

Shares redeemed may only be reduced as set out under (i) above with the prior authorisation of a General Meeting of Shareholders held following the date hereof.

(c)	In accordance with Article 49-2 of the Luxembourg law concerning commercial companies, the maximum number of shares that the Company may hold pursuant to this authorisation is 10% of the issued share capital of the Company.

(9)	to confirm the principles of compensation of Board members;

(10)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next Annual General Meeting deciding on the 2005 accounts;

(11)	miscellaneous.

And in general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Given on _________________2005

Signed: _________________________________________________

Individual shareholder:
Name: ________________________________________________

Corporate or entity shareholder:
Name: ________________________________________________

For and on behalf of the above shareholder by:

Name of signatory(ies): ________________________

____________________________________________

Title of signatory(ies): __________________________

Note: The information contained in the proxy will be registered in a data bank. They are subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended.

☐	Option (2) – PROXY WITH VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:
M/Mrs (name, first name)	,
(address)
,

3

(failing whom the Chairman of the Company and the Chief Executive Officer of the Company, and the Chairman of the Annual General Meeting of Shareholders of the Company, each acting alone and with full power of substitution)

to represent the undersigned at, and to attend, the above Annual General Meeting of Shareholders of the Company, to be held on April 26, 2005 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agenda set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.

AGENDA
of the Annual General Meeting of Shareholders

(1)	to hear the reports of the Board of Directors:

–	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915,

–	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915;

(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31, 2004;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2004;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2004 in their consolidated form;

☐	For
☐	Against
☐	Abstention

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended December 31, 2004 in their unconsolidated form;

☐	For
☐	Against
☐	Abstention

(6)	to allocate the results of the Company for the year ended December 31, 2004 by allocation of the annual net income to the carry forward account;

☐	For
☐	Against
☐	Abstention

4

(7)	to grant discharge to all Directors of the Company who have been in office during the year ended December 31, 2004;

☐	For
☐	Against
☐	Abstention

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than €0.01 and no more than €4.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 25, 2006;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to reduce the capital of the Company (in value or in number of shares);

(ii)	to meet obligations resulting from employee share option programs or other allocations of shares to employees of the Company or of an associate company;

(iii)	to meet obligations resulting from debt financial instruments exchangeable into equity instruments;

(iv)	to remit shares in payment or exchange in relation to possible external growth transactions;

(v)	under the terms of a liquidity contract.

Shares redeemed may only be reduced as set out under (i) above with the prior authorisation of a General Meeting of Shareholders held following the date hereof.

(c)	In accordance with Article 49-2 of the Luxembourg law concerning commercial companies, the maximum number of shares that the Company may hold pursuant to this authorisation is 10% of the issued share capital of the Company.

☐	For
☐	Against
☐	Abstention

(9)	to confirm the principles of compensation of Board members;

☐	For
☐	Against
☐	Abstention

(10)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next Annual General Meeting deciding on the 2005 accounts;

☐	For
☐	Against
☐	Abstention

5

(11)	miscellaneous.

☐	For
☐	Against
☐	Abstention

And in general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Important:

If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below:

☐	By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.

Given on _________________2005

Signed: _________________________________________________

Individual shareholder:
Name: ________________________________________________

Corporate or entity shareholder:
Name: ________________________________________________

For and on behalf of the above shareholder by:

Name of signatory(ies): ________________________

____________________________________________

Title of signatory(ies): __________________________

6

Gemplus International S.A.
Société Anonyme

Statutory financial statements
for the year ended December 31, 2004

46A, avenue J.F. Kennedy,
L-1855, Luxembourg
R.C.S. Luxembourg: B 73 145

Gemplus International S.A.
Report of the Board of Directors

Activities

The directors hereby present their report for the twelve-month period ended December 31, 2004. Gemplus International S.A. (the “Company”) is the ultimate parent company of the Gemplus group (the “Group”) and does not conduct any operational activity of its own.

The profit of the year amounting to €1,443 thousand is mainly attributable to the change in valuation allowance on investments in subsidiaries for €4,914 thousand compensated by the operating loss for €(1,682) thousand, other financial charge, net for €(1,122) thousand and income tax for €(968) thousand.

The directors believe that to have a complete understanding of the Company it is necessary to review the unconsolidated financial statements in connection with the consolidated financial statements issued by the Company as the holding company of the Group, as well as to understand the report on the activities of the Group as presented in the Management Discussion and Analysis included in the annual report including the consolidated financial statements.

Post Balance Sheet Events

No significant event took place since December 31, 2004.

Research & Development activities

The Company does not carry out directly any research and development activities.

Acquisition of its own shares

The Company did not redeem shares during the year ending December 31, 2004.

For the record, it is hereby noted that during the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized on May 4, 2001 by the Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers). Within the scope of this share repurchase program, the Company redeemed 6,044,515 shares at an average price of €3.06 per share.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 30,743,679 shares held by an indirect subsidiary at the time such shares may be transferred to the Company. The 30,743,679 shares were distributed to the Company and cancelled on March 10, 2003. The cancellation of these shares resulted in an increase of the par value of the issued shares.

During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 share purchase agreement.

As at December 31, 2004, the Company held 1,261,465 shares of its outstanding common stock.

Branches

The Company does not have any branches.

Outlook

The Company is the ultimate parent company of the Group and does not conduct directly any operational activity. The business outlook for the Company is therefore directly related to the operational activities of the Group. The Group continues to see strong momentum in its core markets and will maintain its focus on cost efficiency. The Group’s financial performance is, therefore, expected to improve in 2005, benefiting from favorable market trends, notwithstanding continuous selling price pressure. The Group operating income could further be impacted in 2005 by potentially adverse currency fluctuations.

March 8, 2005
The Board of Directors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d’entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Telephone +352 494848-1 Facsimile +352 494848-2900

Independent Auditor’s report

To the Shareholders
Gemplus International S.A.

We have audited the annual accounts of Gemplus International S.A. for the year ended December 31,2004 and have read the related Directors’ report. These annual accounts and the Directors’ report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the Directors’ report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Gemplus International S.A. as of December 31, 2004 and of the results of its operations for the year then ended.

The Directors’ report is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, March 8, 2005
Réviseur d’entreprises
Represented by

/s/ Philippe Duren

Philippe Duren

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Gemplus International S.A.
Balance sheet as of December 31, 2004

(in thousands of euros)

Assets	Notes	December 31, 2004	December 31, 2003	December 31, 2002
Intangible assets	5	2	1	4,196
Tangible assets		—	—	179
Financial assets
Investments in subsidiaries	2.1,6	1,450,642	1,158,719	1,327,735
Advance to suppliers — long-term portion	7	—	—	14,461

Fixed assets		1,450,644	1,158,720	1,346,571
Debtors
Accounts receivable	8	21,759	36,077	36,618
Advance to suppliers — short-term portion	7	103	12,115	9,642
Amounts owed by subsidiaries	8	364	52,851	326,081
Other debtors	8	190	667	8,917
Treasury shares	4	1,488	1,578	1,073
Short-term deposits		—	—	47,943
Cash and cash equivalents		169	193	7,422

Current assets		24,073	103,481	437,696
Prepayments	7	1,365	1,756	2,901

Total assets		1,476,082	1,263,957	1,787,168

Liabilities and shareholders’ equity	Notes	December 31, 2004	December 31, 2003	December 31, 2002
Share capital		128,643	127,889	127,644
Additional paid-in capital		1,649,079	1,640,371	1,668,010
Reserve for treasury shares held		1,488	1,578	1,073
Result brought forward		(586,534)	(398,383)	(17,562)
Net income (loss) for the year		1,443	(188,151)	(380,821)

Shareholders’ equity	3	1,194,119	1,183,304	1,398,344
Provision for liabilities and charges	6	37,961	38,018	1,211
Accounts payable	8	22,420	26,978	25,199
Tax and social liabilities	8	2,455	2,092	1,616
Amount owed to subsidiaries	8	211,771	—	352,498
Other liabilities	8	7,356	13,565	8,300

Creditors		244,002	42,635	387,613

Total liabilities and shareholders’ equity		1,476,082	1,263,957	1,787,168

The accompanying notes form an integral part of these financial statements

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Gemplus International S.A.
Income statement for the year ended December 31, 2004

(in thousands of euros)

	Notes	December 31, 2004	December 31, 2003	December 31, 2002
Operating income
income from the recharge of services	2.8	62,451	51,074	52,793
including amounts attributable to subsidiaries		62,451	51,074	52,793
Operating charges
staff costs	18
wages, salaries and other employee benefit costs		(1,783)	(1,124)	(321)
social security costs		(152)	(185)	(61)
other operating charges	9	(62,198)	(58,989)	(54,384)

Operating result		(1,682)	(9,224)	(1,973)
Interest receivable and similar income		306	5,520	3,425
including amounts attributable to subsidiaries		24	3,931	2,245
Value adjustment on current assets and financial assets		4,971	(205,195)	(384,218)
Dividends received		—	29,821	—
Other financial income/(charges), net		(1,122)	(6,796)	6,232

Net financial result	10	4,155	(176,649)	(374,561)
Net profit/(loss) before taxes and exceptional result		2,473	(185,873)	(376,534)
Exceptional expenses		(62)	(1,816)	(3,065)

Exceptional result	11	(62)	(1,816)	(3,065)
Result before tax		2,411	(187,689)	(379,599)
Income tax		(968)	(462)	(1,222)

Net profit (loss) for the year		1,443	(188,151)	(380,821)

The accompanying notes form an integral part of these financial statements

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 1 — General

Gemplus International S.A. (“the Company”) was incorporated as a “société anonyme” in the Grand Duchy of Luxembourg on December 6, 1999.

The corporate purpose of the Company is to:

–	manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;

–	purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;

–	provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and

–	perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the Company’s purpose.

The Company may also carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.

The Company is formed for an unlimited duration. It is registered with the Luxembourg Registration Office under the number B 73145.

In conformity with the law of July 11, 1988 applicable to Commercial Companies, the Company prepares consolidated financial statements. These consolidated financial statements are available at the Company’s registered office.

Note 2 — Valuation rules

The accounts are drawn up in accordance with the general valuation principles described in the Luxembourg Company Law.

2.1 Financial assets

Financial assets correspond to investments in subsidiaries. They are recorded at acquisition cost in the balance sheet. The Company reviews the carrying value of its investments on a regular basis. A value adjustment is made when there is a permanent diminution in their value.

2.2 Current debtors

Current debtors are valued at their nominal value. When the estimated value at year-end is lower than the nominal value, a value adjustment is recorded.

2.3 Treasury shares

From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be cancelled or used to fulfill its obligations under stock option plans or for any other purpose subject to applicable laws and regulations. Treasury shares are presented at cost in current assets and a corresponding undistributable reserve has been recorded within the shareholders’ equity.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

2.4 Short-term deposits

Short-term deposits have an original or remaining maturity of three months or less.

2.5 Foreign currency translation

The Company maintains its accounts in euros and both the balance sheet and income statement are expressed in this currency.

Transactions in foreign currencies are recorded at the rate of exchange on the transaction date. With the exception of fixed assets, all assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Related realised gains and losses as well as unrealised gains and losses are recognized in the income statement.

2.6 Foreign exchange risk

The Company and its subsidiaries (the “Group”) operate internationally and are exposed to foreign exchange risk arising from various currency exposures. The policy of the Group is to hedge its foreign currency exposure on its assets, liabilities and transactions denominated in currencies other than the euro. Although hedging activity is generally undertaken by a dedicated subsidiary, the Company may enter into certain transactions on behalf of the Group. In such cases, gains and losses on foreign exchange hedging contracts and resulting from the conversion of assets and liabilities into euros, are recorded in other financial income / (charges), net in net financial result.

2.7 Current liabilities

Current liabilities are valued in the balance sheet at their nominal value.

2.8 Operating income

The Company and certain subsidiaries can perform services on behalf of the Group. These types of services are mainly provided by Gemplus International S.A. and the subsidiaries in France, the United States, the United Kingdom, Luxembourg and Switzerland. All corporate related costs performed by the subsidiaries are invoiced to Gemplus International S.A. with a margin of 5% covering their unallocated general and administrative costs.

Until 2002, Gemplus International S.A. reinvoiced all the operating subsidiaries worldwide on the basis of allocation keys such as revenue generated. Since the beginning of 2003, Gemplus International S.A. reinvoices Gemplus S.A. (France) and Gemplus Microelectronics Asia Pte Ltd. (Singapore), the two leading technological and manufacturing centers for the Group, on the basis of allocation keys such as production volumes.

Certain costs which specifically relate to the holding company’s activity, such as exchange gain and loss, interest income and expense, termination benefits of Group executives, internal audit costs, investors relations and certain legal costs remain as expenses for Gemplus International S.A..

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 3 — Shareholders’ equity

Shareholders’ equity during fiscal years ended December 31, 2004 and 2003 is as follows:

					Reserve for	Results
			Share	Paid-in	treasury	brought	Net loss for
(in thousands of euros)	Date	Number of shares	capital	capital	shares held	forward	the year	Total
Shareholders’ equity as at December 31, 2002		633,570,938	127,644	1,668,010	1,073	(17,562)	(380,821)	1,398,344

Allocation of prior year losses		—	—	—	—	(380,821)	380,821	—
Net loss		—	—	—	—	—	(188,151)	(188,151)
Cancellation of treasury shares		(30,743,679)		(29,821)	—	—	—	(29,821)
Contribution of Gemplus S.A. shares	March 10, 2003	710,150	143	1,806	—	—	—	1,949
Contribution of Gemplus S.A. shares	August 20, 2003	37,500	8	95	—	—	—	103
Issuance of shares pursuant to share options exercised	August 20, 2003	17,500	4	16	—	—	—	20
Contribution of Gemplus S.A. shares	Dec. 29, 2003	263,250	56	666	—	—	—	722
Issuance of shares pursuant to share options exercised	Dec. 29, 2003	162,337	34	105	—	—	—	139
Purchase of 487,957 treasury shares		—	—	(505)	505	—	—	—

Shareholders’ equity as at December 31, 2003		604,017,996	127,889	1,640,371	1,578	(398,383)	(188,151)	1,183,304

Allocation of prior year losses		—	—	—	—	(188,151)	188,151	—
Net income		—	—	—	—	—	1,443	1,443
Issuance of shares pursuant to share options exercised	March 22, 2004	105,425	22	115	—	—	—	137
Contribution of Gemplus S.A. shares	March 22, 2004	2,997,100	634	7,590	—	—	—	8,224
Issuance of shares pursuant to share options exercised	Sept. 27, 2004	35,979	8	41	—	—	—	49
Contribution of Gemplus S.A. shares	Sept. 27, 2004	68,500	14	173	—	—	—	187
Issuance of shares pursuant to share options exercised	Dec. 21, 2004	126,803	27	116	—	—	—	143
Contribution of Gemplus S.A. shares	Dec. 21, 2004	230,200	49	583	—	—	—	632
Sale of 28,664 treasury shares		—	—	90	(90)	—	—	—

Shareholders’ equity as at December 31, 2004		607,582,003	128,643	1,649,079	1,488	(586,534)	1,443	1,194,119

The authorized share capital of the Company is currently 400,000,000 euro consisting of 1,889,446,226 shares with no legal par value, of which 607,582,003 were issued at year-end.

An agreement still exists with certain employees or former employees of our French subsidiary Gemplus S.A., whereby they can exchange their shares in Gemplus S.A. for shares in Gemplus International S.A. upon request. As at December 31, 2004, the number of shares of Gemplus S.A., which can be contributed under this agreement, corresponds to the equivalent of 900,250 Gemplus International S.A. shares.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 3 — Shareholders’ equity (suite)

Share option plans

During the year, 268,207 share options were exercised by employees in accordance with the relevant share option plans (see Note 12).

Note 4 — Treasury shares

During the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized on May 4, 2001, by the Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers). Within the scope of this share repurchase program, the Company redeemed 6,044,515 shares at an average price of € 3.06 per share.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 30,743,679 shares held by an indirect subsidiary at the time such shares may be transferred to the Company. The 30,743,679 shares were distributed to the Company and cancelled on March 10, 2003. The cancellation of these shares resulted in an increase of the par value of the issued shares.

During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 share purchase agreement.

As at December 31, 2004, the Company held 1,261,465 shares of its outstanding common stock.

Treasury shares activity for the years ended December 31, 2004 and 2003 is as follows:

Number of
treasury shares
As of December 31, 2002	802,072

Treasury shares received through distribution	30,743,679
Cancellation of treasury shares	(30,743,679)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

As of December 31, 2003	1,290,029

Sale of treasury shares	(28,564)

As of December 31, 2004	1,261,465

Treasury shares at cost as of December 31, 2004 (in thousand of euros)	1,488

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 5 — Intangible assets

As at December 31, 2002, intangible assets mainly related to the development costs of certain new smart card technologies for €4,180 thousand. In 2003, the decision was taken to externalize the further development of such project and an agreement was reached with a microprocessor chips supplier. Given the uncertainty related to the future cash flows to be generated by this agreement, an impairment charge of €4,180 thousand was recorded in 2003 within other operating charges.

Note 6 — Investments in subsidiaries

Movements for the year 2004 are as follows:

	Acquisition	Valuation	Carrying
(in thousands euros)	cost	allowance	value
December 31, 2003	1,710,094	(551,375)	1,158,719
Acquisitions of the year	184,059	—	184,059
Capital contributions	94,007	—	94,007
Contributions of Gemplus SA shares	9,044	—	9,044
Other, net	(102)	—	(102)
Change in valuation allowance	—	4,914	4,914

December 31, 2004	1,997,102	(546,460)	1,450,642

The Company is the sole parent company of the Group with 61 direct and indirect subsidiaries located throughout the world. In May 2004, the Company completed an internal reorganization intended to better align the legal structures to the business operations. This involved the acquisition by the Company of 27 subsidiaries from Gemplus S.A. for a total consideration of €184,059 thousand.

In addition, the Company contributed €94,007 thousand to certain subsidiaries, out of which €83,647 thousand relate to the recapitalization of Gemplus Corporation in the United States.

In 2004, the Company received shares of Gemplus S.A. (France) in exchange for its own shares for an amount of €9,044 thousand as part of the agreement with certain current and former employees of Gemplus S.A. described in Note 3.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Main investments include the following:

(in thousands euros)
				Provision
				for negative net		Percentage of
	Acquisition	Valuation	Carrying	equity of		ownership as at
Subsidiary	cost	allowance	value	investments	Country of incorporation	December 31, 2004
Previous years acquisitions
GEMPLUS FINANCE S.A.	727,895	(72,518)	655,377	—	Luxembourg	100%
GEMPLUS S.A.	857,239	(349,044)	508,195	—	Gémenos - France	99%
GEMVENTURES S.A.	9,995	(9,995)	—	(14,010)	Zaventem - Belgium	99%
GEMPLUS Management et Trading S.A.	656	—	656	—	Geneva - Switzerland	100%
CELOCOM	57,914	(57,914)	—	(10,701)	Dublin - Ireland	100%
SLP	51,213	(51,213)	—	(11,339)	Nanterre - France	100%
GOLDPAC (GDSZ, GSCZ)	4,682	—	4,682	—	Zhuhai - China	65%
GEMPLUS Beijing Electronics Research & Development Co. Ltd	161	(161)	—	(1,561)	Beijing	100%
GemCard Thailand Co. Ltd	516	(215)	301	—	Thaïland	100%
GEMPLUS Pologne Sp z.o.o.	5,424	—	5,424	—	Poland	100%
GEMPLUS Associates Ltd	1,563	(1,477)	86	—	UK	100%
GEMPLUS China investment Co. Ltd	5,189	(1,860)	3,329	—	China	100%
GEMPLUS de Columbia SA	240	(240)	—	(344)	Columbia	90%
GEMPLUS Middle-East Dubaï	150	(150)	—	(6)	Dubaï	100%
SOFTCARD	1,671	(1,671)	—	—	UK	21%
Polski Plastic Sp. Zoo	4	(4)	—	—	Poland	100%

	1,724,512	(546,460)	1,178,052	(37,961)
Including:
Contribution of Gemplus SA shares	9,044
2004 Capital contributions	5,476
2004 acquisitions
GEMPLUS Card International Espana SA	1,755	—	1,755	—	Spain	100%
GEMPLUS Japan	10,747	—	10,747	—	Japan	100%
GEMPLUS India Ptd Ltd	2,067	—	2,067	—	India	99.99%
GEMPLUS Corporation	83,647	—	83,647	—	USA	100%
GEMPLUS Limited UK	18,904	—	18,904	—	UK	100%
GEMPLUS South Africa Pty Ltd	3,592	—	3,592	—	South Africa	100%
GEMPLUS Do Brasil Productos Electronicos	2,549	—	2,549	—	Brazil	99.99%
GemCard Sdn BhD Pte Ltd	1,428	—	1,428	—	Malaisia	100%
GEMPLUS Asia Pacific Pte Ltd	147,850	—	147,850	—	Singapore	100%
GEMPLUS Italy Srl	0	—	0	—	Italy	99.99%
GEMPLUS Argentina SA	0	—	0	—	Argentina	99.99%
GEMPLUS Canada Inc.	0	—	0	—	Canada	100%
GEMPLUS Card International de Venezuela CA	0	—	0	—	Venezuela	100%
GEMPLUS GMBH Filderstadt	0	—	0	—	Germany	100%
GEMPLUS NV — Belgium	0	—	0	—	Belgium	100%
GEMPLUS BV — Holland	0	—	0	—	Holland	100%
GEMPLUS LLC Russia	51	—	51	—	Russia	100%

	272,590	—	272,590	—
Including:
2004 Acquisitions	184,059
Capital contributions	88,531

Total shares in affiliated undertakings and related provisions	1,997,102	(546,460)	1,450,642	(37,961)

The Company reviews the carrying value of its investments on a regular basis. Companies having operational activities are generally valued using techniques such as the net present value of future cash flows or comparables. Holding, finance, non-operating companies and companies having no significant operating activities are generally valued using the adjusted net asset approach.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 7 — Advance to suppliers and prepayments

During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a non-current supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2004, the supplier had paid in full the advance facility and related interests.

Prepayments mainly relate to insurance premiums and professional services.

Note 8 — Maturities of assets and liabilities

Maturities of assets and liabilities are detailed as follows:

(in thousands of euros)

		Less than 1	More than 1
Assets	Gross value	year	year
Accounts receivable with subsidiaries	21,759	21,759	—
Advance to suppliers	103	103	—
Group current accounts	364	364	—
Cash in bank	169	169	—
Other debtors	190	190	—

Total assets	22,585	22,585	—

(in thousands of euros)

		Less than 1	More than 1
Liabilities	Gross value	year	year
Accounts payable with subsidiaries	22,280	22,280	—
Accounts payable	140	140	—
Amounts owed to subsidiaries	211,771	211,771
Tax and social liabilities	2,455	2,455	—
Other liabilities	7,356	1,000	6,356

Total liabilities	244,002	237,646	6,356

Other liabilities include an amount of €5,856 thousand payable to a former Chairman of the Board of Directors of the Company, Marc Lassus. The Company agreed to pay to Mr. Lassus this amount upon fulfillment of certain specific conditions, that have not been fulfilled as at December 31, 2004.

In 2003 and 2004, the Company acquired two companies in China. As at December 31, 2004, an amount of €1,500 thousand corresponding to the earn-out consideration payable is included in other liabilities.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 9 — Other operating charges

Other operating charges mainly relate to corporate activities such as general management, business unit management, finance, information systems, treasury and legal. Certain support functions can be performed on behalf of the Company by certain subsidiaries. These represented €49,092 thousand in 2004.

(in thousands of euros)

December 31,	2004	2003	2002
General expenses	54,901	44,221	43,815
Fees	6,762	10,370	10,378
Impairment of intangible assets (see Note 5)	—	4,180	—
Director’s fees	535	218	191

Other operating charges	62,198	58,989	54,384

Note 10 — Net financial result

Net financial result is as follows:

(in thousands of euros)

Year ended December 31,	2004	2003	2002
Exchange gains/(losses)	177	(6,759)	6,471
Interest due to subsidiaries	(1,135)	—	—
Dividends received	—	29,821	—
Value adjustment on financial assets	4,971	(205,195)	(384,218)
Interest received from subsidiaries	24	3,931	2,245
Interest received on short-term deposits	—	1,589	1,180
Other financial expenses	(164)	(37)	(239)
Other financial income	282	—	—

Net financial result	4,155	(176,649)	(374,561)

The value adjustment on financial assets was comprised of the following:

(in thousands of euros)

Year ended December 31,	2004	2003	2002
Valuation allowance on investments in subsidiaries	4,914	(177,927)	(373,448)
Valuation allowance on current accounts with subsidiaries	—	9,850	(9,870)
Provision for negative net equity of investments	57	(37,118)	(900)

Total value adjustment on financial assets	4,971	(205,195)	(384,218)

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 11 — Exceptional result

(in thousands of euros)

Year ended December 31,	2004	2003	2002
Restructuring expenses	(62)	(1,816)	(3,065)

Exceptional result	(62)	(1,816)	(3,065)

The Company entered into two restructuring and rationalization programs in 2002 and 2003.

Note 12 — Share option plans

The Company may grant, under various employee share option plans (the “Plans”), options to purchase or subscribe for shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years. The total number of options granted in all Plans is 57,834,565 options, of which 30,098,318 are exercisable at present at prices ranging from €0.83 to €6.00.

As part of the agreement with certain employees and former employees of Gemplus S.A. as described in Note 3, stock options granted at the level of Gemplus S.A. can ultimately be converted into 16,237,730 shares of Gemplus International S.A. for an exercise price ranging between €1.35 and €3.51.

On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of €4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of €1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2004, 13,091,670 of the stock options resulting from the rollover were outstanding.

Warrants

The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2004. These warrants give right to purchase 2,561,973 ordinary shares at a purchase price of €2.3375 per share at any time before July 2007.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 13 — Related party transactions

During 2001, the Company entered into an agreement with a service company Differentis whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002. He resigned as Chief Executive Officer of the service company effective on December 19, 2001 but had remained a member of its Board of Directors. In addition, Texas Pacific Group, a shareholder of the Company, is a major shareholder of the service company. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company recorded in its Consolidated Statement of Income a total cost amounting to €1,737 thousand for this arrangement. The service of Differentis stopped being used by the Company at the end of 2002. In 2002, the Company paid an amount of USD2,000 thousand in connection with the departure of the former Chairman of the Board of Directors, Mr. Lassus, on January 10, 2002.

During 2003 and 2004, the Company did not enter into any significant transactions with related parties.

In addition, other related party transactions involving certain subsidiaries of the Company are disclosed in the Notes to the Consolidated Financial Statements of Gemplus International S.A..

Note 14 — Legal proceedings

The Company has taken legal action to seek repayment of a loan due by Mr. Lassus to an indirect subsidiary of the Company. In 2003, the Company submitted the matter to binding arbitration. In April 2004, the arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary in the amount of €71,9 million, plus accrued interest of approximately €7.0 million and attorneys’ fees and costs. The Company has considered that the potential for any repayment of the loan, interest and fees depends on the financial strength of Mr. Lassus, which is uncertain.

The Company is subject to legal proceedings, claims and litigations arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s financial position or results of operations.

Note 15 — Lease commitments

In 2003, as part of the restructuring program, the Company has decided to rationalize its head-office spaces and has recorded a provision amounting to €1,676 thousand representing the penalty to be paid to the lessor for the anticipated cancellation of the lease.

The Company has no other significant lease commitment as at December 31, 2004.

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2004

Note 16 — Foreign currency derivatives contracts

As indicated in Note 2.6, the Company may use financial instruments to manage its foreign currency exposure incurred in the normal course of business. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for any purposes other than hedging. As at December 31, 2004, the Company does not have any outstanding derivative contracts.

Note 17 — Taxation

The Company is subject to the income tax regulations that generally apply to companies incorporated in Luxembourg.

Note 18 — Headcount reporting

The Company has employed three people full time during the year 2004.

Note 19 — Events after the balance sheet date

There is no event after the balance sheet date to report.

Financial Statements 2004

Management Discussion and Analysis

Report of the Auditors

Consolidated Financial Statements

Contents

Management Discussion and Analysis	2
Report of the Auditors	11
Consolidated Financial Statements	12
Consolidated Statements of Income	12
Consolidated Balance Sheets	13
Consolidated Statements of Cash Flows	14
Consolidated Statement of Changes in Shareholders’ Equity	15
Notes to the Consolidated Financial Statements	16
1. The Company	16
2. Summary of significant accounting policies	16
3. Financial risk management	25
4. Critical accounting estimates	26
5. Cash and cash equivalents	27
6. Trade accounts receivable	27
7. Inventory	28
8. Derivative financial instruments	28
9. Other current receivables	29
10. Property, plant and equipment	30
11. Goodwill	31
12. Deferred development costs	32
13. Other intangible assets	32
14. Investments in associates	33
15. Available-for-sale financial assets	33
16. Other non-current receivables	34
17. Current portion of provisions and other liabilities	34
18. Current and non-current obligations under finance leases	35
19. Non-current portion of provisions and other liabilities	36
20. Pension plans	37
21. Restructuring	38
22. Ordinary shares	41
23. Stock option plans	43
24. Comprehensive income	45
25. Net sales	45
26. Expenses by nature	46
27. Financial income and expense, net	46
28. Other non-operating income and expense, net	47
29. Income tax expense	47
30. Net foreign exchange gains (losses)	49
31. Net income (loss) per share calculation	50
32. Segment information	50
33. Dividends per share	51
34. Financial assets and liabilities at fair market value	52
35. Commitments and contingencies	52
36. Supplemental disclosure of cash flow information	54
37. Related party transactions	56
38. Events after the balance sheet date	57
39. Differences between international financial reporting standards and US generally accepted accounting principles	58
40. Other required disclosures under US generally accepted accounting principles	61
41. Differences between international financial reporting standards and french and Luxemburg generally accepted accounting principles	64
42. List of subsidiaries and associates	65
Shareholder Information	66

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2004, we made significant progress and were able to reinforce our competitive position by responding to strong demand in our core markets. At the same time, we strengthened our position in emerging geographic markets for Telecommunications and Financial Services and we continued to improve our situation in the growing markets that are targeted by our Identity and Security segment. We also maintained robust, industry-leading research and development activities in order to be well-prepared to address future opportunities. Last but not least, we reported substantial improvement in our financial performance.

We saw strong customer demand throughout the year across all regions in our core markets. This was particularly true in the markets for wireless products, which continued to benefit from rapid migration to SIM technology in the United States and in Japan. We also benefited from strong subscriber growth in rapidly developing economies, as well as continued shifts towards high-end cards in developed economies. EMV (Europay MasterCard Visa) migration, which involves the replacement of conventional magnetic stripe payment cards with microcontroller cards as a result of banking industry-wide agreements, remained a key driver of the market for “smart” payment cards. Large volumes of cards were issued in the United Kingdom as a result of EMV migration, and EMV card issuances began in other European and in Asian countries. In 2004, we also observed increased interest in initiatives around Identity and Security card programs in the emerging corporate security and government markets.

Our net sales increased by 15%, from €749.2 million in 2003 to €865.0 million in 2004, driven by higher demand throughout the year for wireless communication products and EMV payment cards. On a currency adjusted basis, our net sales increased by 20%. Despite a decline in average selling prices and adverse currency fluctuations in certain markets, our gross margin improved by 3.6 percentage points in 2004, mainly driven by a favorable wireless mix (i.e., weighted towards higher-end products) and higher unit shipments allowing greater manufacturing productivity.

Our operating expenses were substantially lower during the year, due to lower restructuring and general and administrative expenses and less goodwill amortization. These expenses in 2004 were reduced by €96.9 millions (-28%) as compared to 2003.

As a result, in 2004 we improved our operating result from a loss of €133.8 million in 2003 to an income of €26.3 million (even after taking into account €16.1 million in restructuring and goodwill amortization expenses incurred in 2004).

We are also pleased to have returned to a net profit of €6.3 million in 2004, compared to a loss of €159.0 million in 2003.

Cash and cash equivalents were €388.4 million at December 31, 2004, compared to €390.7 million at December 31, 2003, and despite non-recurring cash outlays of €82.2 million. These cash outlays included €34.9 million relating to a tax assessment in France, €25.3 million related to restructuring plans and a €22.0 million payment into an escrow account relating to a pending lawsuit.

Management Discussion and Analysis

Effect of Exchange Rates

We report our Consolidated Financial Statements in euros. Because we earn a significant portion of our revenues and incur expenses in countries where the euro is not the local currency, exchange rate movements between the euro and other currencies can significantly affect our results of operations. These other currencies are primarily the US dollar, the British pound, the Chinese yuan and the Singapore dollar. In 2004, we earned 12% of our revenues in the United States, 12% in the United Kingdom, 6% in China and 16% in Asia outside China. A substantial portion of our sales in Asia outside China is denominated in Singapore dollars and in US dollars. In 2004, our results of operations continued to suffer from the decline in the value of the US dollar, and currencies pegged to the US dollar, against the value of the euro. The following table sets forth information relating to the average exchange rates between the euro and the main billing currencies used to record our revenues. We seek to mitigate our exposure to currency fluctuations by engaging in hedging transactions where we deem appropriate. We have hedged certain foreign currency positions for 2005. We cannot predict, however, all changes in currency, inflation or other factors, that could affect our international business. We provide information on a currency adjusted basis to help in the comparison of changes in our results of operations over time. We calculate the impact of currency variances by converting the figures from the current year in the local currencies using the applicable exchange rates of the previous year.

(yearly average, in euros, per unit of foreign currency)

Years ended December 31	2004	2003	2002
British pound	0.6773	0.6887	0.6294

Chinese yuan	10.2936	9.2584	7.8204

US dollar	1.2412	1.1289	0.9486

Singapore dollar	2.0867	1.9553	1.6928

Seasonality

During the year 2004, sales showed the seasonal fluctuation that we have usually observed towards the end of the year. We earned 28% of our net sales in the fourth quarter of 2004, compared to 31% of our net sales in the last quarter of 2003.

Results of Operations

Year ended December 31, 2004, compared to year ended December 31, 2003.

Net sales

The following table shows the breakdown of our net sales in 2004 and 2003 by reporting segment (our reporting segments are described in Note 32 of our Consolidated Financial Statements):

(in millions of euros)

				% change,
Years ended December 31	2004	2003	% change	currency adjusted
Telecommunications	641.8	542.5	18%	24%
Financial Services	182.2	168.2	8%	12%
Identity and Security	41.0	38.5	7%	11%

Total	865.0	749.2	15%	20%

After adjusting for currency fluctuations, the net sales of our Telecommunications segment experienced strong growth of 24% in 2004 compared to 2003. The growth of revenue in our Telecommunications segment was primarily driven by a 28% increase in sales of our wireless products, from €436.7 million in 2003 to €558.5 million in 2004 (34% currency-adjusted). SIM card shipments rose 39% to 255 million units in 2004, driven by strong growth in the Americas, emerging markets in South East Asia and solid demand in Europe. Our focus on value-differentiated products promoted a shift towards more sales of high-end SIM cards, including those with higher storage capacity and those for use in 3G networks. This shift helped to partially offset the continued price pressure we have been experiencing in certain markets, as well as unfavorable currency fluctuations. Our net sales of other cards continued to drop in 2004 compared to 2003, mainly driven by lower selling prices and reduced volumes supplied in Asia and in the EMEA region. The Telecommunications segment represented 74% of our revenues in 2004, as compared to 72% in 2003.

In 2004, our Telecommunications segment net sales benefited from our deliveries of more complete solutions to certain customers, including our “Over-The-Air” software platforms (“OTA”) that allow operators to remotely manage SIM cards and provide additional services, resulting in enhanced sources of revenue from our chip card customers. This strategy also helped us to maintain a leading position within advanced 3G markets.

After adjusting for currency fluctuations, the net sales of our Financial Services segment increased by 12% in 2004 compared to 2003. Financial Services segment revenue was mainly driven by EMV migration. This included a large rollout of EMV cards in the United Kingdom, and EMV ramp-up in France, Turkey, Mexico, South America and Malaysia. The shipments of microcontroller chip cards for payment applications reached 51 million units in 2004 (an increase of 33% in volume), with an increase in revenue by 29% in 2004 compared to 2003. The Financial Services segment represented 21% of our revenues in 2004, as compared to 22% in 2003.

After adjusting for currency fluctuations, the net sales of our Identity and Security segment increased by 11% in 2004 compared to 2003. The growth of net sales in our Identity and Security segment was mainly driven by the sale of enterprise security solutions, particularly in the United States and the United Kingdom. Our strategy of marketing subsystems based on software components, value-added services and high-end chip cards led to a significant improvement in the product mix of this segment. Our Identity and Security segment represented 5% of our revenues in 2004, unchanged from 2003.

We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.

The following table breaks down the net sales among our three regions:

(in millions of euros)

				% change,
Years ended December 31	2004	2003	% change	currency adjusted
Europe, Middle East and Africa	443.1	407.7	9%	8%
Asia	194.3	171.9	13%	22%
Americas	227.6	169.6	34%	48%

Total	865.0	749.2	15%	20%

On a currency adjusted basis, revenue in our Americas region increased by 48% and in our Asia region by 22%. The increase in revenue in the Americas and Asia regions was mainly driven by increased sales of wireless products in our Telecommunications segment. Our Americas and Asia regions represented 26% and 23% of our total revenue in 2004, respectively. The revenue in our EMEA region represented 51% of our revenue in 2004, compared with 54% in 2003. On a currency adjusted basis, the revenue in our EMEA region increased by 8%, mainly driven by increased sales in our Financial Services segment and, to a lesser extent, the sales of wireless products in our Telecommunications segment.

Management Discussion and Analysis

Gross profit

We experienced a substantial improvement in our gross profit, with a 30% increase, from €207.3 million in 2003 to €270.5 million in 2004. Our gross margin increased from 27.7% in 2003 to 31.3% in 2004. This increase in gross margin of 3.6 percentage points was mainly driven by an improved business mix (i.e., weighted towards more wireless products and high-end products), strong volume growth and lower chip purchasing prices. These improvements more than offset the continuing price competition and adverse currency fluctuations that we experienced in 2004. Our gross profit also benefited from savings resulting from our restructuring and other improvements in our cost structure.

	2004		2003		% change
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit
Telecommunications	220.8	34.4%	166.8	30.7%	32%
Financial Services	37.7	20.7%	32.0	19.0%	18%
Identity and security	12.0	29.4%	8.5	22.2%	41%

Total	270.5	31.3%	207.3	27.7%	30%

The gross margin of our Telecommunications segment increased from 30.7% in 2003 to 34.4% in 2004. This increase resulted primarily from higher volumes of SIM cards shipped, lower purchase prices for wireless microcontroller chips and a more favorable product mix (i.e., weighted towards high-end wireless products). The gross margin in this segment also benefited from restructuring and other improvements in our cost structure. These improvements more than offset the continuing price competition and adverse currency fluctuations that we experienced in 2004.

The gross margin of our Financial Services segment increased from 19.0% in 2003 to 20.7% in 2004. This was mainly driven by higher volumes shipped of microcontroller chip cards for payment applications. This included a large rollout of EMV cards in the United Kingdom, and EMV ramp-up in France, Turkey, Mexico, South America and Malaysia.

The gross margin of our Identity and Security segment increased from 22.2% in 2003 to 29.4% in 2004. The growth of gross margin in our Identity and Security segment was mainly driven by the results of our strategy of marketing subsystems based on software components, value-added services and high-end chip cards.

Operating expenses

In 2004, operating expenses came in at €244.2 million, a decrease of 28% compared to 2003. They represent 28% of full-year net sales, compared to 46% in 2003. This decrease is mainly driven by lower restructuring and general and administrative expenses and no adverse impact from goodwill impairment. It reflects the overall benefits achieved by earlier restructuring and other cost reduction measures.

Our general and administrative expenses decreased by 17% from €77.3 million in 2003, to €63.9 million in 2004. Our research and development expenses decreased by 10% from €69.2 million in 2003, to €62.6 million in 2004. Our selling and marketing expenses increased by 1% from €100.2 million in 2003, to €101.5 million in 2004, reflecting higher sales.

In 2004, we recorded a total pre-tax restructuring charge of €20.2 million in our annual Consolidated Statement of Income, mainly related to the third restructuring program. This 2004 expense was partially offset by a release of unused provisions amounting to €11.8 million, mainly related to the second restructuring plan. As a result, the total pre-tax net restructuring charge recorded in 2004 amounted to €8.4 million.

Goodwill amortization and impairment amounted to €7.7 million 2004, compared to €33.1 million in 2003. In 2003, we incurred a goodwill impairment charge of €19.9 million, resulting from the revision of the business plan of the activities of Celocom Limited which we acquired in November 2000.

	2004		2003		% change in
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	operating expenses
Telecommunications	(149.0)	23.2%	(196.1)	36.1%	(24%)
Financial Services	(63.9)	35.1%	(88.5)	52.6%	(28%)
Identity and security	(31.3)	76.3%	(56.4)	146.5%	(45%)

Total	(244.2)	28.2%	(341.0)	45.5%	(28%)

Operating expenses for Telecommunications decreased by 24% from €196.1 million in 2003, to €149.0 million in 2004. This decrease is mainly driven by the costs of the Company’s restructuring program in 2003 and lower depreciation of our research and development capitalized projects.

Operating expenses for Financial Services are down by 28% from €88.5 million in 2003 to €63.9 million in 2004. This decrease is mainly driven by the lower restructuring expenses compared to 2003. General and administrative expenses are down compared to 2003, mainly due to the provision for a pending lawsuit booked in 2003.

Operating expenses for Identity and Security are down by 45% from €56.4 million in 2003 to €31.3 million in 2004. In 2003, we incurred a goodwill impairment charge of €19.9 million, relating to the activities of Celocom Ltd that we acquired in November 2000. The decrease is also the result of non-recurrence of the 2003 restructuring expenses.

Operating income (loss)

In 2004, we recorded operating income of €26.3 million, compared to an operating loss of €133.8 million in 2003. This increase in our operating income of €160.1 million reflects substantial progress mainly driven by increased volumes, improved gross margin in all of our segments, and a major decrease in operating expenses driven by lower restructuring and general and administrative expenses, and lower charges for goodwill amortization and impairment. It reflects the overall benefits achieved by earlier restructuring and other cost reduction measures.

(in millions of euros)

			Change in operating
Years ended December 31	2004	2003	income (loss)
Telecommunications	71.8	(29.3)	101.1
Financial Services	(26.3)	(56.6)	30.3
Identity and security	(19.2)	(47.9)	28.7

Total	26.3	(133.8)	160.1

Operating income for Telecommunications increased by €101.1 million from an operating loss of €29.3 million in 2003 to an operating profit of €71.8 million in 2004. This increase is mainly due to significantly higher sales resulting in higher gross profit and a substantial decrease of our operating expenses.

The operating loss for Financial Services decreased by €30.3 million from an operating loss of €56.6 million in 2003 to an operating loss of €26.3 million in 2004. This decrease is the result of higher sales driving higher gross profit and the result of the company’s restructuring program and other cost reduction measures.

The operating loss for Identity and Security decreased by €28.7 million from €47.9 million in 2003 to €19.2 million, mainly due to higher sales, reduced costs and lower charges for goodwill amortization and impairment in 2004.

Management Discussion and Analysis

Financial income (expense), net

Our financial income (expense), net, decreased from €8.2 million in 2003 to €5.7 million in 2004. Interest income on short-term bank deposits decreased from €8.4 million in 2003 to €7.4 million in 2004 due to lower average effective interest rates. Currency exposure on intercompany financing and related hedges generated a €1.4 million gain in 2003, and no impact on the Consolidated Statement of Income in 2004.

Share of profit (loss) of associates

In 2004, share of loss of associates was €6.0 million compared to €7.6 million in 2003. This loss included goodwill amortization for €3.5 million (€3.3 million in 2003) and impairment losses for €0.7 million (€2.7 million in 2003).

Other non-operating income (loss), net

In 2004, we recorded a net non-operating loss of €6.8 million compared to €11.1 million in 2003. This loss included foreign exchange loss amounting to €5.9 million in 2004 (€8.6 in 2003) and net losses in available-for-sale financial assets amounting to €0.9 million in 2004 (€2.5 million in 2003).

Income tax benefit (expense)

We recorded an income tax expense of €13.0 million in 2004, which reflected a charge of €3.0 million relating to the discounting of a receivable resulting from carry back of tax losses in France, a net charge from a provision for tax risk of €1.6 million and a partial write-down of deferred tax assets. In 2003, we recorded an income tax expense of €14.7 million, which included €7.5 million of write-down of deferred tax assets recognized in previous years.

Net income

We returned to a net income of €6.3 million, compared to a net loss of €159.0 million in 2003, corresponding to a net income per share attributable to equity holders of €0.01 in 2004, and a net loss per share of €0.27 in 2003.

Liquidity and Capital Resources

Our financial position remained strong during the year 2004. Cash and cash equivalents were €388.4 million at December 31, 2004, as compared to €390.7 million at December 31, 2003, despite significant non-recurring cash outlays of €82.2 million. These included €34.9 million related to the tax assessment in France, €25.3 million related to restructuring plans and €22.0 million payment on an escrow account relating to the pending lawsuit referred to as the “Nicolaï” case.

Operating activities generated €27.0 million of cash during the year 2004, as compared to €10.1 million used in 2003. Accounts payable and related current assets as of December 31, 2004, increased by €20.8 million as compared to December 31, 2003. Accounts receivable and related current liabilities as of December 31, 2004, increased by €3.0 million as compared to December 31, 2003. Inventory levels as of December 31, 2004, increased by €19.5 million as compared to December 31, 2003. The year 2004 was also impacted by €25.3 million paid in connection with our restructuring programs as compared to €57.0 million in 2003.

Net cash used in investing activities during the year 2004 was €26.1 million as compared to €16.7 million used in 2003 primarily due to higher capital expenditures, which were €22.9 million in 2004 as compared to €15.2 million in 2003.

Financing activities used €3.4 million of cash during 2004, as compared to €6.3 million cash used in 2003.

We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable liquidity needs within the next two years. At December 31, 2004, cash and cash equivalents amounted to €388.4 million.

Outlook

We continue to see strong momentum in our core markets and will maintain our focus on cost efficiency. Our financial performance is, therefore, expected to improve in 2005, benefiting from favorable market trends, notwithstanding continuous selling price pressure. In accordance with the provisions of IFRS 2 and for the first time in 2005, we will recognize a non-cash expense of approximately €3.5 million corresponding to stock options previously granted. Operating income could further be impacted in 2005 by potentially adverse currency fluctuations.

Critical Accounting Estimates and Policies

The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

We consider our critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, the Company evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company believes that the following represent critical accounting policies of the Company that require significant management judgments and estimates. For a summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, please see Note 2 of the Consolidated Financial Statements.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Procedures exist which are regularly reviewed to ensure that the policies are consistently applied throughout our subsidiaries worldwide.

Impairment of goodwill and other long-lived assets

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by management are used in those computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner we use the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. We believe that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions such as a drastic decline in consumer demand could negatively affect the valuations of goodwill.

Other assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Under the current assumptions we believe that no further material impairment of goodwill and other long-lived assets is required.

Management Discussion and Analysis

Inventory

Our industry is highly competitive and influenced by rapid technological change, frequent new product development, changes in demand, product pricing pressure and rapid product obsolescence. We regularly review inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of inventory. Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and development

Our results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investments by our businesses and the success of these products depends on their acceptance by customers and business associates. Further, the Company’s businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being first to market new products and services.

There can be no assurance that we will successfully introduce new products and services, that these products and services will be accepted by customers, or that our businesses will recoup or realize a return on their capital investments. We capitalize certain development costs when it is probable that a development project will be a success and once technological feasibility is established, otherwise such costs are recognized as an expense when incurred. These costs are capitalized through the time the product under development is produced and future profitability is demonstrated. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies does not exceed three years. During the development stage, management must exercise judgment in determining technological feasibility and future profitability of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

In addition, from time to time we may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

We have gone through three restructuring programs during the last three years. Provisions for restructuring were recognized only when a detailed formal plan for restructuring did exist and the main features of the plan were announced. The remaining restructuring reserves are provisions principally for ongoing rents for closed sites and payment obligations for employee terminations. The latter is mainly linked to the close of a plant in Germany.

The balances of restructuring provisions are reviewed at each reporting period and adjustments recorded when deemed necessary.

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in potential deferred tax assets and liabilities. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or unknown, we do not recognize those deferred tax assets. The recognition of deferred tax assets is based on our estimates of taxable income by jurisdiction and assumptions regarding the period over which our deferred tax assets will be recovered.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities.

Hedge accounting

We account for derivative financial instruments in accordance with IAS 39. This requires that derivatives are initially recognized at fair value on the date the derivative contract is entered into and subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument and the amount and timing of the item being hedged. We make significant estimates when calculating the fair value of our derivative instruments and when identifying the amount and timing of the items being hedged.

Fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward exchange contracts is calculated according to parameters obtained from official information providers or fixings by central banks, and using the following variables: (i) spot foreign exchange rate at the date the valuation is performed; (ii) risk-fee interest rates; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

Fair value of the option contracts at inception equals the option premiums. Option contracts are marked-to-market during their life and at expiration using standard option pricing method (such as Black & Scholes option pricing model), based on market parameters obtained from official information providers or fixings by central banks, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; (v) expiration date of the option.

Large shifts in the market conditions above could lead to significant changes in the fair value of our financial instruments which could result in material movements in the Consolidated Financial Statements.

Changes in accounting rules could affect our reported results

The International Accounting Standards Board regularly revises current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules. It is not possible to predict the impact on our reported results of any such rule changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.

Report of the Auditors

To the Shareholders and Board of Directors of Gemplus International SA.

We have audited the accompanying consolidated balance sheet of Gemplus International SA and its subsidiaries (the “Group”) as of December 31, 2004, and the related consolidated statement of income, cash flows and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

Luxemburg, Grand Duchy of Luxemburg
March 11, 2005

Consolidated Financial Statements

Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)

Years ended December 31	Notes	2004	2003	2002
Net sales	(25)	865,034	749,203	787,434
Cost of sales		(594,533)	(541,947)	(587,722)

Gross profit		270,501	207,256	199,712

Research and development expenses	(12)	(62,592)	(69,223)	(92,240)
Selling and marketing expenses		(101,493)	(100,181)	(112,227)
General and administrative expenses		(63,895)	(77,317)	(89,896)
Restructuring expenses	(21)	(8,384)	(61,973)	(90,003)
Other operating income (expense), net		(101)	703	63
Goodwill amortization and impairment	(11)	(7,718)	(33,051)	(47,117)

Operating income (loss)		26,318	(133,786)	(231,708)

Financial income (expense), net	(27)	5,653	8,204	(51,092)
Share of profit (loss) of associates	(14)	(5,970)	(7,561)	(3,084)
Other non-operating income (expense), net	(28)	(6,757)	(11,139)	(21,550)

Income (loss) before taxes		19,244	(144,282)	(307,434)

Income tax expense	(29)	(12,953)	(14,673)	(9,124)

NET INCOME (LOSS)		6,291	(158,955)	(316,558)

Attributable to:
Equity holders of the Company		4,674	(161,107)	(320,891)
Minority interest		1,617	2,152	4,333

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	(31)	0.01	(0.27)	(0.53)
Diluted	(31)	0.01	(0.27)	(0.53)

Shares used in net income (loss) per share calculation:
Basic		606,672,060	605,658,965	606,222,660
Diluted		619,022,472	605,658,965	606,222,660

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands of euros)

December 31	Notes	2004	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	(5)	388,430	390,684	417,226
Trade accounts receivable, net	(6)	148,512	154,727	144,913
Inventory, net	(7)	115,610	98,673	96,513
Derivative financial instruments	(8)	33,387	16,426	10,371
Other current receivables	(9)	66,160	66,249	83,111

Total current assets		752,099	726,759	752,134

Non-current assets:
Property, plant and equipment, net	(10)	148,916	175,706	216,944
Goodwill, net	(11)	28,197	37,727	73,187
Deferred development costs, net	(12)	19,222	17,916	25,910
Other intangible assets, net	(13)	8,965	16,157	30,734
Deferred tax assets	(29)	6,264	31,860	41,674
Investments in associates	(14)	12,864	19,216	21,008
Available-for-sale financial assets, net	(15)	4,752	647	2,080
Other non-current receivables, net	(16)	43,900	27,251	54,085

Total non-current assets		273,080	326,480	465,622

TOTAL ASSETS		1,025,179	1,053,239	1,217,756

LIABILITIES
Current liabilities:
Accounts payable		94,025	95,582	80,256
Salaries, wages and related items		55,199	42,742	51,188
Current portion of provisions and other liabilities	(17)	50,217	78,090	81,133
Current income tax liabilities	(29)	25,708	14,673	27,209
Current obligations under finance leases	(18)	6,005	5,928	6,098

Total current liabilities		231,154	237,015	245,884

Non-current liabilities:
Non-current obligations under finance leases	(18)	33,663	38,893	42,540
Non-current portion of provisions	(19)	25,696	57,082	51,817
Other non-current liabilities	(19)	13,353	13,164	1,897

Total non-current liabilities		72,712	109,139	96,254

Shareholders’ equity:
Ordinary shares no legal par value, 1,889,466,226 shares authorized, 608,482,253, 607,312,796 and 637,859,088 shares issued at December 31, 2004, 2003 and 2002 respectively	(22)	128,643	127,889	127,644
Additional paid-in capital		1,031,558	1,028,849	1,028,920
Retained earnings		(459,560)	(464,221)	(210,358)
Other comprehensive income	(24)	11,956	4,570	8,571
Less, cost of treasury shares	(22)	(1,985)	(2,075)	(94,326)

Equity attributable to equity holders of the Company		710,612	695,012	860,451

Minority interest		10,701	12,073	15,167

Total shareholders’ equity		721,313	707,085	875,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,025,179	1,053,239	1,217,756

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands of euros)

Years ended December 31	Notes	2004	2003	2002
Cash flows from operating activities:
Net income (loss)		6,291	(158,955)	(316,558)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	(36)	56,691	95,071	133,359
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(19)	(32,930)	4,228	9,420
Deferred income taxes	(29)	3,661	8,644	(1,234)
(Gain)/loss on sale and disposal of assets		2,582	2,005	6,051
Share of (profit) loss of associates	(14)	5,970	9,098	3,164
Other, net		(2,700)	10,840	(5,234)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(36)	(2,962)	(12,292)	40,598
Trade accounts payable and related current assets	(36)	20,774	32,485	(27,405)
Inventories	(36)	(19,466)	(9,189)	35,675
Value-added and income taxes	(36)	21,288	6,674	(12,656)
Salaries, wages and other	(36)	14,161	3,306	(2,716)
Restricted cash	(16)	(28,018)	—	—
Restructuring reserve payable	(21)	(18,307)	(2,027)	35,958
Litigation expense payable	(36)	—	—	(18,120)
Management severance expense	(37)	—	—	(10,629)
Provision for a loan to a former director and executive	(35)	—	—	67,582

Net cash (used for) from operating activities		27,035	(10,112)	(62,745)

Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed/acquired		(2,898)	114	—
Other investments		(2,982)	(931)	(14,720)
Purchase of property, plant and equipment	(10)	(22,888)	(15,237)	(31,953)
Purchase of other assets		(1,725)	(1,406)	(2,860)
Proceeds from sale of property		1,300	—	—
Change in non-trade accounts payable and other		3,064	780	2,403

Net cash used for investing activities		(26,129)	(16,680)	(47,130)

Cash flows from financing activities:
Proceeds from exercise of share options		1,479	173	1,657
Payments on long-term borrowings		—	—	(134)
Proceeds from sale-leaseback operations		956	2,142	15,962
Principal payments on obligations under finance leases	(18)	(5,827)	(5,973)	(3,883)
Increase (decrease) in bank overdrafts		1,660	(51)	(3,205)
Dividends paid by subsidiaries to minority shareholders		(1,724)	(2,627)	(4,297)
Change in treasury shares		90	—	(617)
Interest receivable on loans to senior management		—	—	(1,706)

Net cash (used for) from financing activities		(3,366)	(6,336)	3,777

Effect of exchange rate changes on cash		207	6,586	32,672
Net increase (decrease) in cash and cash equivalents		(2,461)	(33,128)	(106,098)
Cash and cash equivalents, beginning of the year	(5)	390,684	417,226	490,652

Cash and cash equivalents, end of the year	(5)	388,430	390,684	417,226

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)

			Attributable to equity holders of the Company
				Additional	Retained earnings		Other			Total share
		Number	Share	paid-in	Prior	Net income	comprehensive	Treasury	Minority	holders’
	Notes	of shares	value	capital	years	(loss)	income	shares	interest	equity
Balance at December 31, 2001		641,396,497	127,056	1,027,850	225,236	(100,220)	(3,968)	(108,192)	17,176	1,184,938

Cumulative translation adjustment		—	—	—	—	—	5,440	—	(2,045)	3,395
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	7,099	—		7,099

Net income (loss) recognized directly in equity under Other comprehensive income	(24)	—	—	—	—	—	12,539	—	(2,045)	10,494

Net loss		—	—	—	—	(320,891)	—	—	4,333	(316,558)

Dividend paid to minority interest		—	—	—	—	—	—	—	(4,297)	(4,297)

Allocation of prior year loss		—	—	—	(100,220)	100,220	—	—	—	—

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(22)	699,100	—	992	—	—	—	—	—	992

Contribution of Gemplus SA shares to Gemplus International SA	(3)	—	508	(508)	—	—	—	—	—	—

Shares issued by Gemplus International SA pursuant to share options exercised	(22)	398,350	80	586	—	—	—	—	—	666

Cancellation of treasury shares	(22)	(4,634,859)	—	—	(14,483)	—	—	14,483	—	—

Purchase of 656,024 treasury shares	(3)	—	—	—	—	—	—	(617)	—	(617)

Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	15,167	875,618

Cumulative translation adjustment		—	—	—	—	—	(8,333)	—	(2,619)	(10,952)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	4,332	—	—	4,332

Net income (loss) recognized directly in equity under Other comprehensive income	(24)	—	—	—	—	—	(4,001)	—	(2,619)	(6,620)

Net loss		—	—	—	—	(161,107)	—	—	2,152	(158,955)

Dividend paid to minority interest		—	—	—	—	—			(2,627)	(2,627)

Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—	—

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(22)	17,550	—	15	—	—	—	—	—	15

Contribution of Gemplus SA shares to Gemplus International SA	(22)	—	207	(207)	—	—	—	—	—	—

Shares issued by Gemplus International SA pursuant to share options exercised	(22)	179,837	38	121	—	—	—	—	—	159

Cancellation of 30,743,679 treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	(92,756)	—	—

Purchase of 487,957 treasury shares	(3)	—	—	—	—	—	—	(505)	—	(505)

Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	12,073	707,085

Cumulative translation adjustment		—	—	—	—	—	(9,951)	—	(1,265)	(11,216)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	17,337	—	—	17,337

Net income (loss) recognized directly in equity under Other comprehensive income	(24)	—	—	—	—	—	7,386	—	(1,265)	6,121

Net income		—	—	—	—	4,674	—	—	1,617	6,291

Dividend paid to minority interest		—	—	—	—	—	—	—	(1,724)	(1,724)

Allocation of prior year loss		—	—	—	(161,107)	161,107	—	—	—	—

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(22)	901,250	—	1,151	—	—	—	—	—	1,151

Contribution of Gemplus SA shares to Gemplus International SA	(22)	—	697	(697)	—	—	—	—	—	—

Shares issued by Gemplus International SA pursuant to share options exercised	(22)	268,207	57	271	—	—	—	—	—	328

Sale of 28,664 treasury shares		—	—	—	(13)	—	—	90	—	77
Minority shareholders’ contribution not resulting in a change of subsidiary ownership		—	—	1,984	—	—	—	—	—	1,984

Balance at December 31, 2004		608,482,253	128,643	1,031,558	(464,234)	4,674	11,956	(1,985)	10,701	721,313

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. THE COMPANY

Gemplus International SA, including its consolidated subsidiaries (the “Company”), is a leading provider of enabling technology products and services for secure wireless communications and transactions.

The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the Telecommunications, Financial Services, Identity and Security industries.

The Company is incorporated in the Grand Duchy of Luxemburg.

The Company’s ordinary shares of common stock are listed on the Euronext Paris Market and in the form of American Depositary Shares on the Nasdaq National Market.

These Consolidated Financial Statements have been approved by the Board of Directors on March 8, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of presentation

The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets as well as financial assets and liabilities (derivative instruments) measured at fair value.

A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 39. A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in France and in Luxemburg is included in Note 41.

The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in the notes below.

2.2 Principles of consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The Company uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Consolidated Financial Statements

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b) Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

The Company’s investment in associates includes goodwill (net of accumulated amortization and any impairment loss) identified on acquisition (see Note 14).

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 Foreign currency

(a) Functional and presentation currency

Items included in the Consolidated Financial Statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in euros.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. The exchange rates prevailing at the dates of the transactions are approximated by a single rate per currency for each month (unless these rates are not reasonable approximations of the cumulative effect of the rates prevailing on the transaction dates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when those monetary assets and liabilities are qualifying as cash flow hedges; they are then deferred in equity within “Other comprehensive income”.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in “Other comprehensive income” within shareholders’ equity.

(c) Group companies

None of the Company’s entities has the functional currency of a hyperinflation economy.

The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at a monthly average exchange rate (unless this rate is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of shareholders’ equity within “Other comprehensive income”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities including monetary items that form part of the reporting entity’s net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4 Change in accounting policies

In 2004, the Company early adopted the IFRS below, which are relevant to its operations. The 2003 and 2002 Consolidated Financial Statements have been amended as required, in accordance with the relevant requirements.

IAS 1 (revised 2003) Presentation of Financial Statements
IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 17 (revised 2003) Leases
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 28 (revised 2003) Investments in Associates
IAS 33 (revised 2003) Earnings per Share

The early adoption of IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28 and 33 (all revised 2003) did not result in substantial changes to the Company’s accounting policies. In summary:

–	IAS 1 (revised 2003) has affected the presentation of the Consolidated Balance Sheet (among other new sub-classifications on the face of the Consolidated Balance Sheet and classification of minority interest within shareholders’ equity) and other disclosures. The presentation of the Consolidated Statement of Income was subject to minor modifications (see 2.23 Comparatives).

–	IAS 2, 8, 10, 16, 17, 21, 27, 28, and 33 (all revised 2003) had no material effect on the Company’s policies.

–	IAS 24 (revised 2003) has affected the identification of related parties and some other related party disclosures.

The Company did not elect for the early adoption of the following new or revised standards in 2004 and will adopt them in 2005 in accordance with the relevant requirements:

IAS 19 Employee Benefits (Amendment December 2004) — Actuarial Gains and Losses, Group Plans and Disclosures
IAS 32 (revised 2003) Financial instruments: Disclosure and Presentation
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IAS 39 (revised 2004) Financial instruments: Recognition and Measurement
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IFRS 5 (issued 2004) Non-current assets held for sale and discontinued operations

The Company did not elect for the early adoption of the Amendment of IAS 19 that permits an entity to recognize all actuarial gains and losses in the period in which they occur outside profit or loss within other comprehensive income.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) would have resulted in a change in the accounting policy for goodwill. Currently, goodwill is:

–	Amortized on a straight line basis over a period ranging from five to twenty years; and

–	Assessed for an indication of impairment at least at each balance sheet date.

Goodwill arising from business combinations for which the agreement date is on or after March 31, 2004, is accounted for under the provisions of IFRS 3.

Consolidated Financial Statements

In accordance with the provisions of IFRS 3:

–	The Company will discontinue amortization of goodwill from January 1, 2005;

–	Accumulated amortization as of December 31, 2004, will be eliminated with a corresponding decrease in the cost of goodwill;

–	From the year ended December 31, 2005, onwards, goodwill will be tested annually for impairment, as well as when there are indications of impairment.

Considering the Company’s current accounting policies, no other impact is expected from the application of the revised versions of IAS 36 and IAS 38.

In accordance with the provisions of IFRS 2, beginning January 1, 2005, the Company will be required to recognize share-based payment transactions in its Consolidated Financial Statements whereas until December 31, 2004, these transactions were not recognized against goods and services received by the Company. For shared-based payment transactions, the Company is required to measure their value and the corresponding increase in equity, by reference to the fair value of the equity instruments granted. Please refer to Note 39 “Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles” for the impact of accounting for share-based payment transactions according to US GAAP. Please note that the impact of accounting for share-based payment transactions according to IFRS might be different.

Considering the Company’s current accounting policies, no impact is expected from the application of IFRS 5.

2.5 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Company. The Company retained the following definition of revenue components:

(a) Sales of goods

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Revenue on sales with resellers and distributors is recognized only when there is no right of return and collection of the receivable is probable.

(b) Sales of services

The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.

2.6 Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cashflows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated Statement of Income within the operating income or loss.

2.7 Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. The Company regularly reviews inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and records an allowance against the inventory balance for such declines. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

2.8 Property, plant and equipment

All property, plant and equipment (P,P&E) are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Consolidated Income Statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	20 - 30 years
Equipment and machinery	5 years
Furniture and fixtures	5 - 10 years
Leasehold improvements	8 - 12 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on sales are determined by comparing proceeds with carrying amount. These are included in the Consolidated Income Statement under “Other operating income (expense), net”.

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current obligations under finance leases. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.9 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is presented on the Consolidated Balance Sheet under the caption “Goodwill”. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is carried at cost less accumulated amortization and impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is currently amortized over a period between five and twenty years, and is reviewed for impairment at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

(b) Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal lifetime.

(c) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (not exceeding five years).

Consolidated Financial Statements

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other intangible assets and are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

(d) Research and development

Research and development costs are expensed as incurred, except for development costs where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Such costs are capitalized and amortized based on the straight-line method over their estimated useful life, which normally does not exceed three years. Costs are capitalized through the time the product under development is produced and future profitability is demonstrated by net present value computations, using a discount rate based on the Company’s cost of capital plus a risk factor.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset cease to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

2.10 Impairment of assets

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by the management of the Company are used in those computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired Company and significant negative industry or economic trends.

Other assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.11 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Income Statement on a straight-line basis over the period of the lease.

2.12 Investments

The Company classifies its investments in the following categories: financial assets and liabilities held for trading, loans and receivables originated by the enterprise and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets and liabilities held for trading

All derivatives are designated as hedges. Assets and liabilities in this category are classified as current assets or liabilities under “Derivative financial instruments” as they are expected to be realized within 12 months of the balance sheet date.

(b) Loans and receivables originated by the enterprise

Loans and receivables originated by the enterprise are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables originated by the enterprise are included in trade and other current receivables in the Consolidated Balance Sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Equity investments in which the Company has less than 20% of the investee’s outstanding shares or voting rights, and that are not in substance controlled or under significant influence, are classified as available-for-sale financial assets and are presented under “Available-for-sale financial assets” in non-current assets. Marketable investments are accounted for at fair value with changes recognized directly through shareholders’ equity. Non-marketable investments are accounted for as follows:

–	If the fair value of unquoted investments in equity securities is determinable by valuation techniques appropriate for the nature of the security, these items are accounted for at fair value with changes recognized directly through shareholders’ equity.

–	If fair value cannot be reliably measured, these items are accounted for under the cost method.

Gains or losses recognized on the sale of equity securities are recorded in the Consolidated Income Statement under the caption “Other non-operating income (expense), net”. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of non-marketable equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from shareholders’ equity and recognized in the Consolidated Statement of Income. Impairment losses recognized in the Consolidated Statement of Income on shareholders’ equity instruments are not reversed through the Consolidated Statement of Income.

2.13 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, short-term deposits and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within current liabilities on the Consolidated Balance Sheet. All significant cash deposits are made with major financial institutions having an investment grade rating and invested in euro money market fixed term deposits or mutual funds that have a maturity of three months or less. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

Cash and cash equivalent balances held by the Company that are restricted as to withdrawal either under a legal restriction or due to foreign countries exchange controls restrictions are not presented as part of “Cash and cash equivalents”. Those balances are presented within current or non-current assets based on their expected release date, and are disclosed as such in the notes to the Consolidated Financial Statements.

2.14 Other income

Income arising from the use by others of entity assets yielding interest and dividends are presented within “Financial income (expense), net” as they are not arising in the course of ordinary activity.

Dividend income is recognized when the right to receive payment is established.

2.15 Income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Consolidated Financial Statements

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16 Research tax credit and government grants

Research tax credits are provided by various governments to give incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, therefore these research tax credits are presented as a reduction of research and development expenses. The Company records the benefit of this grant only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant government authority that the credit will be granted.

Certain grants are subject to performance conditions over an extended period of time. Grants are recognized when the performance conditions are initially met and any risk of repayment assessed as remote.

2.17 Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share are computed by dividing net income attributable to equity holders of the Company by the weighted average number of shares outstanding, plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and stock options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

2.18 Share capital and treasury shares

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be cancelled or used to fulfill its obligations under the stock option plans or for any other purpose subject to applicable laws and regulations. Treasury shares are recorded at cost and reported as a reduction of shareholders’ equity.

2.19 Stock options accounting

Equity benefits in such forms as shares, stock options, and other equity instruments, issued to executive officers and employees at less than the fair value at which those instruments would be issued to a third party, currently do not generate any compensation expense and thus have no impact on the Consolidated Statement of Income in the year they are granted. Upon the issuance of such shares, or exercise of the stock options, the impact of those benefits is recorded directly in “Share capital” and “Paid-in-capital” within shareholders’ equity, and the dilutive effect of the shares is taken into account in the calculation of the basic net income (loss) per share.

2.20 Provisions

Provisions for customer and warranty claims, restructuring costs, legal claims and litigation are recognized when:

–	the Company has a present legal or constructive obligation as a result of past events;

–	it is more likely than not that an outflow of resources will be required to settle the obligation;

–	and the amount has been reliably estimated.

Restructuring provisions principally comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

2.21 Employee benefits

The Company operates various pension schemes under both defined benefit and defined contribution plans.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

2.22 Advertising and promotional costs

The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expenses were €5,406 thousand, €5,760 thousand and €5,735 thousand for the years ended December 31, 2004, 2003, and 2002, respectively.

2.23 Comparatives

Due to the early adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income.

The prior line item “Other income (expense), net” has been broken down on the face of the Consolidated Statement of Income as follows:

–	Gain (loss) on sales of the Company’s fixed assets amounting to €703 thousand and €63 thousand in 2003 and 2002 within “Other operating income (expense), net” in the operating income (loss).

–	Income (loss) on investments in associates amounting to €(7,561) thousand and €(3,084) thousand in 2003 and 2002 within “Share of profit (loss) of associates”.

–	Minority interest amounting to €(2,152) thousand and €(4,333) thousand in 2003 and 2002 within the allocation of Net income (loss).

–	Gain (loss) on investments amounting to €(2,487) thousand and €(6,444) thousand in 2003 and 2002 and Foreign exchange gain (loss) amounting to €(8,652) thousand and €(15,106) thousand in 2003 and 2002 within “Other non-operating income (expense), net”.

Derivative financial instruments have been excluded from “Other current receivables” and “Other current liabilities” and included in the face of the balance sheet in “Derivative financial instruments”.

The prior line item “Investments” has been broken down on the face of the balance sheet between “Investments in associates” for investments accounted for under the equity method and “Available-for-sale financial assets” that comprises net value of the investments in non-marketable equity securities.

The prior line item “Other non-current assets” has been broken down on the face of the balance sheet between “Other intangible assets, net” and “Other non-current receivables” that comprise receivables or prepaid expenses that are expected to be realized in more than 12 months after the balance sheet date.

Consolidated Financial Statements

3. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks through its activity: currency risk, interest rate / re-investment risk, financial counter-party risk and credit risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge identified currency risk exposures.

3.1 Company’s risk exposure

(a) Currency risks

The Company operates worldwide and is therefore exposed to foreign exchange risk on its commercial transactions.

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually.

The policy of the Company is to hedge a portion of its subsidiaries’ known or forecasted commercial transactions not denominated in their functional currencies.

In order to achieve this objective, the Company uses foreign currency derivative instruments by entering into foreign exchange forward contracts and foreign exchange options.

The Company does not enter into financial derivative contracts for purposes other than hedging. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating speculative positions. All hedging instruments are allocated to underlying commercial transactions.

The financial derivative contracts are traded “over the counter” with major financial institutions and generally mature within 12 months.

(b) Interest rate and re-investment risk

The Company is in a net, short duration, financial asset position. Financial assets are short-term investments in money market instruments with a duration of three months or less. Financial liabilities are mainly floating rates leasing.

The Company considers it is not significantly exposed to interest rate risk fluctuations, and consequently does not enter into any derivative contract to hedge interest rate risk.

However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (decreasing respectively). This risk remains un-hedged.

(c) Financial counter-party risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

(d) Concentration of credit risk

The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2004, 2003 and 2002.

In 2004, 2003 and 2002, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations. As of December 31, 2004, the Company did not have any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, severely impact the operations of the Company.

3.2 Accounting for derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. These instruments are presented under “Derivative financial instruments” in current assets or liabilities as they are expected to be realized within 12 months of the balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative qualifies as a hedging instrument for accounting purposes, and if so, the nature of the item being hedged. Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to the Company’s forecasted transactions.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 8. Movements on the hedging reserve within “Other comprehensive income” are shown in Note 24.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity under “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within the foreign exchange gains and losses included in the line item “Other non-operating income (expense), net”. Amounts accumulated in equity are recycled in the Consolidated Income Statement in the periods when the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Income Statement.

For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded immediately as foreign exchange gains and losses for the period, in “Other non-operating income (expense), net”.

3.3 Estimation of fair value of derivatives

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.

The fair value of the forward exchange contracts at inception is zero. Valuation during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks: (i) spot foreign exchange rate at the date the valuation is performed; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

The option contracts value at inception is the initial premium paid or received. Over the life of the option and at expiration, fair value is determined using standard option pricing models (such as the Black & Scholes option pricing model), based on central banks fixings or market parameters obtained from official financial information providers, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility, obtained from the Company’s banks; (iv) risk-free interest rate; and (v) expiration date of the option.

4. CRITICAL ACCOUNTING ESTIMATES

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation, amortization and impairment, sales returns, income taxes and contingencies. Actual results could differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Consolidated Financial Statements

(a) Estimated impairment of goodwill

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.10.

(b) Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Legal claims

The estimates for provisions for litigation are based upon available information and advice of counsel and are regularly reviewed on this basis by management.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Cash at bank and in hands	23,846	45,955	48,804
Short term bank deposits	364,584	344,729	368,590

Cash and cash equivalents	388,430	390,684	417,394

The average effective interest rate on short-term bank deposits was 2.04% in 2004, 2.35% in 2003, and 3.26% in 2002; these deposits have a maturity of less than three months.

6. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Trade accounts receivable, gross	155,750	163,621	157,399
Less, provision for impairment of receivables	(7,238)	(8,894)	(12,486)

Trade accounts receivable, net	148,512	154,727	144,913

The fair value of trade accounts receivable based on discounted cash flows does not differ from the net book value because the Company does not have trade accounts receivable with payment terms exceeding one year.

The Company has recognized a net expense of €591 thousand related to the provision for impairment of its trade accounts receivable during the year ended December 31, 2004 (a net income of €1,958 thousand in 2003, a net expense of €3,602 thousand in 2002). The income or expense has been included in “General and administrative expenses” in the Consolidated Statement of Income.

7. INVENTORY

Inventory consists of the following:

(in thousands of euros)

December 31	2004	2003	2002
Raw materials and supplies	38,208	27,456	34,098
Work-in-progress	74,296	67,066	67,883
Finished goods	10,517	10,158	8,901

Inventory, gross	123,021	104,680	110,882

Less, inventory allowance	(7,411)	(6,007)	(14,369)

Inventory, net	115,610	98,673	96,513

8. DERIVATIVE FINANCIAL INSTRUMENTS

As indicated in Note 3, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly the options sold as part of combination strategies.

The following table is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and of the Company’s commercial exposure to currency risk.

In the amounts reported below:

•	hedging positions in parentheses indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro;

•	positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate the Company’s payables in the currency, or forecasted purchases in the currency.

(in thousands of euros(1))

	2004					2003
	USD and					USD and
December 31	USD area(2)	GBP	JPY	ZAR	Others(3)	USD area(2)	GBP	JPY	ZAR	Others(3)
Hedging positions(4)
Forward contracts	(120,811)	(23,519)	(12,710)	(4,483)	1,198	(30,874)	(5,061)	(4,474)	(3,890)	(2,476)
Option contracts(5)	(132,244)	(25,741)	(22,849)	—	4,347	(128,379)	(21,307)	(15,747)	—	—

Total	(253,055)	(49,260)	(35,559)	(4,483)	5,545	(159,253)	(26,368)	(20,221)	(3,890)	(2,476)

Exposure(6)
Balance sheet items:
commercial transactions not settled at year end	30,627	7,414	6,706	4,562	8,430	53,529	2,220	1,908	3,890	7,818
Forecasted commercial transactions	238,093	51,838	36,598	—	(13,598)	154,834	34,984	21,548	1,600	(13,284)

Total	268,720	59,252	43,304	4,562	(5,168)	208,363	37,204	23,456	5,490	(5,466)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	Financial instruments that hedge the Company’s commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(5)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(6)	The Company’s policy is to hedge all its actual commercial currency exposure as well as a time-weighted proportion of its forecasted commercial currency exposure.

Consolidated Financial Statements

Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount). In the amounts reported below, a value in parentheses indicates the Company’s forward commitment or option to sell the currency against the euro; other positions indicate the Company’s forward commitment or option to purchase the currency against the euro.

(in thousands of euros(1))

	2004					2003
	USD and					USD and
December 31	USD area(2)	GBP	JPY	ZAR	Others(3)	USD area(2)	GBP	JPY	ZAR	Others(3)
Forward contracts	88	—	(2,990)	—	—	(8,796)	(895)	—	(2,375)	—
Option contracts(4)	(68,249)	(7,253)	(10,890)	—	—	(46,404)	(4,261)	—	—	—
Total	(68,161)	(7,253)	(13,880)	—	—	(55,200)	(5,156)	—	(2,375)	—

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

The fair market value of the Company’s financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

(in thousands of euros)

December 31	2004	2003
Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	33,135	16,986
Fair value of the financial instruments not qualifying as effective hedges under IAS 39	252	(560)

Total fair value of derivative financial instruments	33,387	16,426

9. OTHER CURRENT RECEIVABLES

Other current receivables include the following:

(in thousands of euros)

December 31	2004	2003	2002
Value added tax receivable	16,679	18,677	40,349
Other taxes receivable	4,111	11,255	9,175
Advance facility to supplier	—	12,001	9,598
Advance payments to non-trade suppliers	826	1,099	2,356
Prepaid expenses	10,090	15,780	15,129
Advance payments to trade suppliers	3,804	3,454	3,369
Prepaid pension costs (see Note 20)	—	—	504
Restricted cash	27,405	—	—
Other current assets	3,245	3,983	2,631
Total other current receivables	66,160	66,249	83,111

During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a non-current supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2004, the supplier had paid in full the advance facility and related interests.

Prepaid expenses include certain royalties paid in advance in the second quarter 2002 for the license to use certain software integrated in the Company’s products. This amount is being expensed through 2005, proportionally based on the number of units sold to customers. At each balance sheet date the Company reviews forecasted volumes to ensure that they are sufficient to cover the balance of the pre-paid amount. If necessary, part of the pre-payment is expensed in proportion to the volume decrease. As of December 31, 2004, the current portion of royalties paid in advance amounted to €3,216 thousand.

Restricted cash is mainly composed of €22,225 thousand (including interest amounting to €273 thousand) related to the “Nicolai” case (see Note 35). It also comprises €2,657 thousand (of which €886 thousand is reported under the caption “Other non-current receivables”, see Note 16), that relates to a time deposit in China to secure a loan in favor of “TTEF” (see Note 37). Restricted cash also comprises an amount of €3,409 thousand related to Gemplus China Investment (“GCI”), a wholly owned subsidiary of the Company. The Company can only withdraw this cash when GCI is liquidated, which is the intention of the Company. However, this process has not yet started.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“P,P&E”) can be analyzed as follows:

(in thousands of euros)

	Land	Buildings	Machinery	Total 2004	Total 2003	Total 2002
Cost
As of January 1	6,524	165,005	305,054	476,583	512,677	526,813

Additions	—	5,766	17,122	22,888	15,238	31,953
Disposals	(368)	(7,486)	(20,374)	(28,228)	(31,669)	(24,521)
Changes in consolidation scope	—	—	—	—	(597)	2,547
Currency adjustments	(141)	(1,607)	(5,474)	(7,222)	(19,066)	(24,115)

As of December 31	6,015	161,678	296,328	464,021	476,583	512,677

Accumulated depreciation
As of January 1	—	(55,740)	(245,137)	(300,877)	(295,733)	(258,029)

Depreciation	—	(13,100)	(29,143)	(42,243)	(51,064)	(72,376)
Reversal of impairment loss	—	—	—	—	2,555	—
Disposals	—	4,824	18,625	23,449	30,794	22,896
Changes in consolidation scope	—	—	—	—	192	(511)
Currency adjustments	—	518	4,048	4,566	12,379	12,287

As of December 31	—	(63,498)	(251,607)	(315,105)	(300,877)	(295,733)

Net book value as of December 31	6,015	98,180	44,721	148,916	175,706	216,944
Including:
P,P&E under finance lease contracts, gross	3,153	66,579	139	69,871	68,926	69,407
P,P&E under finance lease contracts, depreciation	—	(26,908)	(84)	(26,992)	(22,689)	(18,865)

Net book value under finance lease contracts as of December 31	3,153	39,671	55	42,879	46,237	50,542

Interest is capitalized during the new construction or upgrade of qualifying assets. In 2002, interest was capitalized in the amount of €324 thousand in connection with the construction of a building located in La Ciotat, France. No interest was capitalized in 2004 and 2003.

Consolidated Financial Statements

11. GOODWILL

Goodwill can be analyzed as follows:

(in thousands of euros)

	2004	2003	2002
Cost
As of January 1	156,081	165,443	163,402

Additions	—	5,901	6,437
Purchase price adjustments	(820)	—	—
Disposals and transfers	(36,791)	(9,918)	—
Currency adjustments	(2,088)	(5,345)	(4,396)

As of December 31	116,382	156,081	165,443

Accumulated depreciation and impairment
As of January 1	(118,354)	(92,256)	(46,822)

Impairment charge	—	(19,879)	(22,124)
Amortization	(7,718)	(13,172)	(24,993)
Disposals and transfers	36,791	4,543	167
Currency adjustments	1,096	2,410	1,516

As of December 31	(88,185)	(118,354)	(92,256)

Net book value as of December 31	28,197	37,727	73,187

As described in Notes 2.9 and 2.10, goodwill is amortized on a straight-line basis and reviewed for impairment based on expectations of future cash flows at each balance sheet date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Amortization and impairment charges are included in the Consolidated Statement of Income under “Goodwill amortization and impairment”.

Goodwill is allocated to the Company’s operating segments as follows:

(in thousands of euros)

December 31	2004	2003	2002
Telecommunications	247	296	6,658
Financial Services	24,773	30,434	33,693
Identity and Security	3,177	6,997	32,836

Total	28,197	37,727	73,187

Impairment tests for goodwill

In 2004 the Company did not record any goodwill impairment charge.

In 2003 the Company recorded a goodwill impairment charge for the remaining book value of €19,879 thousand as a result of its impairment test. This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.

In 2002 the Company recorded a goodwill impairment charge for the remaining book value of €22,124 thousand as a result of its impairment test. This write-down related to the goodwill generated following the acquisition of SLP SA of €36,791 thousand in October 2000. In 2002 the Company decided to either sell or cease SLP operations due to a significant decline in sales of SLP software. SLP eventually ceased its activities in 2004. Therefore, the total gross value and accumulated depreciation have been written off.

12. DEFERRED DEVELOPMENT COSTS

Deferred development costs can be analyzed as follows:

(in thousands of euros)

December 31	2004	2003	2002
Gross amount at the beginning of the year	54,651	56,658	41,357
Accumulated amortization at the beginning of the year	(36,735)	(30,748)	(12,887)

Balance at the beginning of the year	17,916	25,910	28,470

Deferred during the year	9,595	10,757	15,301
Less, allowances	(8,289)	(18,751)	(17,861)

Impact for the year on income before tax	1,306	(7,994)	(2,560)

Balance at the end of the year	19,222	17,916	25,910

Gross amount at the end of the year	55,846	54,651	56,658
Accumulated amortization	(36,624)	(36,735)	(30,748)

Balance at the end of the year	19,222	17,916	25,910

Research and development expenses incurred during the year consist of the following:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Research and development expenditures	68,208	63,918	95,288
Deferred development costs, net	(1,306)	7,994	2,560
Grants received including research tax credit	(4,310)	(2,689)	(5,608)

Total research and development expenses	62,592	69,223	92,240

13. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Software, gross	35,289	39,739	44,914
Software, accumulated amortization	(26,881)	(24,677)	(19,550)

Software, net of accumulated amortization	8,408	15,062	25,364

Patents and patent rights, gross	6,428	7,125	9,758
Patents and patent rights, accumulated amortization	(5,871)	(6,030)	(4,388)

Patents and patents rights, net of accumulated amortization	557	1,095	5,370

Total other intangible assets, net	8,965	16,157	30,734

Consolidated Financial Statements

14. INVESTMENTS IN ASSOCIATES

Investments in associates can be analyzed as follows:

(in thousands of euros)

	2004	2003	2002
As of January 1	19,216	21,008	4,358

Change in perimeter (1)	—	7,090	19,734
Share of (loss) profit	(5,970)	(7,561)	(3,084)
Currency adjustments	(382)	(1,321)	—

As of December 31	12,864	19,216	21,008

(1)	Change in perimeter comprises the impact of changes in ownership interest leading to reclassifications between subsidiaries, available-for-sale financial assets and investments in associates.

The Company has investments in associates in several non-public start-up companies. These investments are accounted for in accordance with the accounting policies described in Note 2.2. The Company has no significant flow of transactions with these companies.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Investments in non-marketable equity securities	23,512	18,549	17,367
Provision for impairment of available-for-sale assets	(18,760)	(17,902)	(15,287)

Available-for-sale financial assets, net	4,752	647	2,080

Changes in available-for-sale financial assets are as follows:

(in thousands of euros)

	2004	2003	2002
As of January 1	647	2,080	17,066
Additions	5,300	1,140	—
Change in perimeter	—	—	(8,542)
Gains (losses) on available-for-sale financial assets	(858)	(2,487)	(6,444)
Currency adjustments	(337)	(86)	—

As of December 31	4,752	647	2,080

The Company neither trades nor holds marketable securities and has minority shareholdings in several non-public start-up companies. These shareholdings are accounted for in accordance with the accounting policies described in Note 2.12. A write-down is recorded when there is reason to believe that an impairment in value that is other than temporary has occurred, i.e., that the business model is questioned or that the business plan is not met.

16. OTHER NON-CURRENT RECEIVABLES

Other non-current receivables consist of the following:

(in thousands of euros)

December 31	Notes	2004	2003	2002
Loans receivable from senior management, net of provision (69,885 in 2004, 69,220 in 2003, 67,582 in 2002)	(35)	8,880	9,546	11,183
Non-current portion of advance facility to supplier	(9)	—	—	14,396
Research tax credit		11,259	10,206	13,215
Rental deposit		716	855	1,902
Employee loans and other related loans		402	719	275
Prepaid expenses (non-current portion)	(9)	—	4,329	8,738
Carry-back receivable from tax authority	(19)	21,295	—	—
Restricted cash	(9)	886	—	—
Other loans and assets		462	1,596	4,376

Total other non-current receivables		43,900	27,251	54,085

17. CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES

Current portion of provisions and other liabilities consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Current portion of provisions	22,196	44,763	43,527
Other current liabilities	28,021	33,327	37,606

Total	50,217	78,090	81,133

Variation analysis of the current portion of provisions is as follows:

(in thousands of euros)

			Effect of		Amount	Amount	Reclassification
			changes in	Increase in	unused	used	within
	December 31,	December 31,	exchange	current	during	during the	balance	December 31,
Current portion of provisions	2002	2003	rate	liabilities	the period	period	sheet items	2004
Provision for restructuring (see Note 21)	40,975	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Allowances for customer claims	2,552	612	10	383	(72)	(556)	—	377
Provision for litigation (see Note 35)	—	5,200	—	—	—	—	—	5,200

Total current portion of provisions	43,527	44,763	22	15,785	(9,627)	(25,846)	(2,901)	22,196

Consolidated Financial Statements

Other current liabilities consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Deferred revenue	17,317	19,409	14,088
Management severance liability (see Note 35)	—	—	9,975
Tax reimbursement liability on interest forgiven on loans to senior management (see Note 35)	—	—	1,545
Customer deposits	5,228	5,690	4,554
Bank overdrafts	1,752	99	1,677
Other accrued liabilities	3,724	8,129	5,767

Total other current liabilities	28,021	33,327	37,606

Deferred revenue mainly relates to cards invoiced to customers but not shipped because the products require customization to be performed by the Company and to sales to resellers and distributors for which revenue recognition criteria described in Note 2.5 have not yet been met.

Bank overdrafts either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

18. CURRENT AND NON-CURRENT OBLIGATIONS UNDER FINANCE LEASES

Finance leases obligations outstanding as of December 31, 2004, are analyzed as follows:

(in thousands of euros)

Not later than 1 year	7,235
Later than 1 year and not later than 5 years	25,392
Later than 5 years	11,922

Total minimum lease payments	44,549

Less, amount representing interest	(4,881)

Present value of minimum obligations under finance leases	39,668

Less, current portion of obligations under finance leases	(6,005)

Non-current obligations under finance leases	33,663

The present value of finance lease liabilities is as follows:

(in thousands of euros)

Not later than 1 year	6,005
Later than 1 year and not later than 5 years	22,481
Later than 5 years	11,182

Present value of minimum obligations under finance leases	39,668

In 2001 the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The construction of the building was completed in October 2002. The capital lease has a duration of 12 years ending in September 2014. The proceeds received amounted to €956 thousand in 2004, €2,142 thousand in 2003 and €15,962 thousand in 2002. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

19. NON-CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES

Variation analysis of the non-current portion of provisions is as follows:

(in thousands of euros)

					Amount	Amount	Reclassification
			Effect of	Increase in	unused	used	within
	December 31,	December 31,	changes in	non-current	during	during the	balance	December 31,
Non-current portion of provisions	2002	2003	exchange rate	liabilities	the period	period	sheet items	2004
Provision for patent claims (see Note 35)	9,000	9,000	—	—	—	—	—	9,000
Provision for income tax claims	37,326	41,017	10	3,662	(2,102)	(34,225)	(922)	7,440
Provision for pension costs (see Note 20)	1,780	1,562	(80)	753	—	—	610	2,845
Provision for restructuring (see Note 21)	—	—	(1)	1,136	—	—	2,901	4,036
Other provisions	3,711	5,503	(3)	1,924	(1,366)	(1,930)	(1,753)	2,375

Total	51,817	57,082	(74)	7,475	(3,468)	(36,155)	836	25,696

From time to time, the Company is subject to tax claims from tax authorities in jurisdictions where the Company does business. The Company records a provision for tax risk based upon the most current information available and management’s judgment regarding the likely outcome of any tax claims.

In 2002, certain French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. In July 2004, the Company finalized an agreement with the French tax authority relating to this tax assessment:

•	The tax assessment resulted in a net income tax charge over the period 2002 to 2004 in an amount of €3,990 thousand (a provision of €5,854 thousand was accounted for in 2002, the provision was revised downwards in 2003 in an amount of €1,930 thousand and upwards in 2004 in an amount of €66 thousand).

•	The tax assessment resulted in an amount payable by the Company of €34,012 thousand and the recognition of tax losses carried over amounting to €24,040 thousand.

•	The accounting impact of the tax assessment over the period 2002 to 2004 can be summarized as follows:

(in thousands of euros)

Amount payable in 2004	(34,012)
Recognition of tax losses carried over	24,040
Income tax payable recognized in 1998, 1999, 2000	5,982
Income tax charge resulting from the tax assessment	(3,990)

•	In 2004, the Company made a cash settlement of the amount payable of €34,012 thousand and elected to carryback the recognized tax losses of €24,040 thousand. The Company’s recovery of the carryback is expected in mid-2007. This carryback has been discounted in accordance with IFRS, resulting in additional income tax expense of €3,018 thousand and financial income of €273 thousand in 2004. As at December 31, 2004, the present value of the carryback receivable, amounting to €21,295 thousand, is recorded in “other non-current receivables”.

As part of this tax assessment, a certain number of VAT and other tax liabilities have been recognized for an amount of €506 thousand in 2004 (€1,859 thousand in year 2003 and prior).

Certain of the Company’s subsidiaries are under tax audit in Germany and Singapore. The Company increased its provision for tax risk in Singapore at December 31, 2004, by a net amount of €1,183 thousand. In Germany, as a result of discussions with the German tax authorities, the Company reduced its related provision for tax risk at December 31, 2004, by €1,727 thousand.

In addition, the Company increased its provision for tax risk in 2004 by €2,032 thousand, relating to potential tax claims in other jurisdictions, in accordance with its accounting policies.

Consolidated Financial Statements

Other non-current liabilities consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
Government loans received	3,973	3,618	1,897
Management compensation and severance liability (see Note 35)	8,880	9,546	—
Others	500	—	—

Total other non-current liabilities	13,353	13,164	1,897

20. PENSION PLANS

20.1 Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a non-current liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to €1,119 thousand, €1,176 thousand and €1,388 thousand at December 31, 2004, 2003 and 2002, respectively.

The Company also offers an Employee Investment Plan (EIP) to all US employees under section 401 (k) of the US Internal Revenue Code. Company contributions to the EIP plan amounted to approximately €728 thousand, €898 thousand and €1,240 thousand in 2004, 2003 and 2002, respectively.

The Company operates pension plans in other countries. The Company’s principal plan is a defined benefit plan open to all employees in the United Kingdom. Actuarial valuations have been performed at December 31, 2004, 2003 and 2002.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2004, 2003 and 2002, comprise the following elements:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Current year service cost	1,005	1,170	1,549
Interest accrued on pension obligations	1,669	1,465	1,346
Actual loss (return) on plan assets	(1,612)	(2,049)	2,915
Net amortization and deferral	763	1,285	(4,339)

Total pension costs	1,825	1,871	1,471

The following tables set forth the funded status of the principal defined benefit plan:

(in thousands of euros)

December 31	2004	2003	2002
Accumulated benefit obligation	32,279	28,386	26,234
Projected benefit obligation	33,262	28,911	27,745
Plan assets at fair value	19,509	16,828	15,233

Projected benefit obligation in excess of plan assets	(13,753)	(12,083)	(12,512)

Unrecognized net loss	13,023	11,681	12,951

Net prepaid (payable) pension cost	(730)	(402)	439

The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2004	2003	2002
Discount rate	5.25%	5.50%	5.50%
Expected rate of return on plan assets	7.00%	7.00%	8.00%
Assumed rate of compensation increase	3.75%	3.75%	3.75%

Plan assets are comprised of 58% of equity securities and 42% of corporate bonds. The investment strategy generally consists of matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.

The change in fair value of the plan asset and the projected benefit obligation for 2004 is as follows:

(in thousands of euros)

	2004	2003
Projected benefit obligation as of January 1	28,911	27,745

Service cost	1,005	1,170
Interest cost	1,669	1,465
Plan participants’ contributions	400	444
Actuarial (gain) loss	2,143	1,037
Benefits paid	(738)	(662)
Currency adjustments	(128)	(2,288)

Projected benefit obligation as of December 31	33,262	28,911

(in thousands of euros)

	2004	2003
Fair value of plan assets as of January 1	16,828	15,233

Actual return on plan assets	1,612	2,049
Employer contribution	1,488	1,045
Plan participants’ contributions	400	444
Benefits paid	(738)	(662)
Currency adjustments	(81)	(1,281)

Fair value of plan assets as of December 31	19,509	16,828

20.2 Post-retirement benefits other than pensions

Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

21. RESTRUCTURING

In the second quarter of 2001, the Company implemented the first of three restructuring and rationalization programs. The second and third programs were announced in the first and fourth quarter of 2002, respectively. The primary objective of the restructuring and worldwide rationalization programs was to reduce operating costs by consolidating, eliminating and/or downsizing existing operating locations, i.e., manufacturing plants and sales offices. The Company expects that all actions related to the restructuring will be completed by the end of 2005. There are no significant remaining activities to be terminated at December 31, 2004 as part of those restructuring plans.

Consolidated Financial Statements

In 2004, the Company recorded a total pre-tax restructuring charge of €20,233 thousand in its Consolidated Statement of Income, mainly related to the third restructuring program. This 2004 expense was partially offset by a release of unused provisions amounting to €11,849 thousand, mainly related to the second restructuring plan. As a result, the total pre-tax net restructuring charge recorded in 2004 amounts to €8,384 thousand.

Variation analysis of the restructuring provisions is as follows:

(in thousands of euros)

		Effect		Amount	Amount
		of changes		unused	used	Reclassification
Provision for reduction of workforce	January 1,	in exchange	Increase in	during	during	within balance	December 31,
and other cash outflows	2002	rate	provision	the period	the period	sheet items	2002
First restructuring program	6,177	(141)	1,514	—	(5,492)	—	2,058
Second restructuring program	—	(868)	66,919	—	(27,446)	—	38,605
Third restructuring program	—	—	755	—	(443)	—	312

Total provision for reduction of workforce and other cash outflows	6,177	(1,009)	69,188	—	(33,381)	—	40,975

Including:
Current portion (see Note 17)	6,177	(1,009)	69,188	—	(33,381)	—	40,975
Non-current portion (see Note 19)	—	—	—	—	—	—

Total provision for reduction of workforce and other cash outflows	6,177	(1,009)	69,188	—	(33,381)	—	40,975

(in thousands of euros)

		Effect		Amount	Amount
		of changes		unused	used	Reclassification
Provision for reduction of workforce	January 1,	in exchange	Increase in	during	during	within balance	December 31,
and other cash outflows	2003	rate	provision	the period	the period	sheet items	2003
First restructuring program	2,058	(263)	89	—	(881)	—	1,003
Second restructuring program	38,605	(817)	246	(170)	(27,247)	—	10,617
Third restructuring program	312	(38)	54,848	—	(27,791)	—	27,331

Total provision for reduction of workforce and other cash outflows	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

Including:
Current portion (see Note 17)	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951
Non-current portion (see Note 19)	—	—	—	—	—	—	—

Total provision for reduction of workforce and other cash outflows	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

(in thousands of euros)

		Effect		Amount	Amount
		of changes		unused	used	Reclassification
Provision for reduction of workforce	January 1,	in exchange	Increase in	during	during	within balance	December 31,
and other cash outflows	2004	rate	provision	the period	the period	sheet items	2004
First restructuring program	1,003	7	—	(312)	(589)	—	109
Second restructuring program	10,617	(9)	143	(5,579)	(2,134)	—	3,038
Third restructuring program	27,331	13	16,395	(3,664)	(22,567)	—	17,508

Total provision for reduction of workforce and other cash outflows	38,951	11	16,538	(9,555)	(25,290)	—	20,655

Including:
Current portion (see Note 17)	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Non-current portion (see Note 19)	—	(1)	1,136	—	—	2,901	4,036

Total provision for reduction of workforce and other cash outflows	38,951	11	16,538	(9,555)	(25,290)	—	20,655

The impact of restructuring activity on the Consolidated Statement of Income is as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Reduction of workforce and other cash outflows
Restructuring expenses	16,538	55,183	69,188
Release of unused provisions	(9,555)	(170)	—

Total reduction of workforce and other cash outflows	6,983	55,013	69,188

Non-cash write-offs of assets
Restructuring expenses	3,695	9,515	20,815
Release of unused provisions	(2,294)	(2,555)	—

Total non-cash write-offs of assets	1,401	6,960	20,815

Total restructuring expenses	8,384	61,973	90,003

Including:
First restructuring program	942	89	1,514
Second restructuring program	(6,638)	136	80,808
Third restructuring program	14,080	61,748	7,681

Total restructuring expenses	8,384	61,973	90,003

First restructuring program (announced on May 2, 2001)

In 2004, the Company recorded a net restructuring charge of €942 thousand with respect to the first restructuring program, mainly due to the reassessment of the impairment loss of an unused building in Germany.

The remaining restructuring reserve of €109 thousand is a provision for ongoing rents for closed sites, mainly in the USA and Germany. Of this amount, €43 thousand correspond to the current portion of lease obligations and which are reported in “Current portion of provisions” (see Note 17) and €66 thousand, which relate to the non-current portion reported in

“Non-current portion of provisions” (see Note 19).

The cumulative charge related to the first restructuring program amounts to €31,011 thousand and represents:

•	€8,476 thousand of fixed asset write-downs without any cash impact; and

•	€22,535 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

As part of the first restructuring program, 497 employees were terminated.

Second restructuring program (announced on February 6, 2002)

In 2004, the Company recorded a net reversal of restructuring provisions for €6,638 thousand with respect to the second restructuring plan, mainly due to the collection of a receivable balance amounting to €1,900 thousand, previously believed to be uncollectible and related to a ceased activity, €1,100 thousand related to the reduction in the term of the lease for an unused operating facility and €4,479 thousand primarily related to changes in estimates of amounts accrued for employee termination costs. This is attributed to the nature of social plans in France which allow employees to elect their compensation benefit schemes, each of them having different costs due to the election and timing of payout. Since most employees have now left the Company, the provision was adjusted to reflect actual decisions. The Company also recorded an additional charge related to asset write-offs in France amounting to €770 thousand.

The remaining restructuring reserve of €3,038 thousand relates primarily to the provision for ongoing rents for closed sites. Of this amount, €1,067 thousand correspond to the current portion of this debt and which are reported in “Current portion of provisions” (see Note 17) and €1,971 thousand, related to the non-current portion reported in “Non-current portion of provisions” (see Note 19).

Consolidated Financial Statements

The cumulative charge for the second restructuring program amounted to €74,305 thousand and represents:

•	€12,549 thousand of fixed asset write-downs without any cash impact; and

•	€61,756 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

As part of the second restructuring program, 1,318 employees were terminated.

Third restructuring program (announced on December 9, 2002)

In 2004, the Company recorded a net €14,080 thousand restructuring charge with respect to the third restructuring program mainly due to the charge linked to the closure of a plant in Germany for €14,929 thousand, an accrual of €1,013 thousand for closed sites in the United Kingdom, and a reversal of restructuring provision of €2,843 thousand related to changes in estimates of amounts accrued for employee termination costs. This is attributed to the nature of social plans in France which allow employees to elect their compensation benefit schemes, each of them having different costs due to the election and timing of payout. Since most employees have now left the Company, the provision was adjusted to reflect actual decisions.

The remaining restructuring reserve of €17,507 thousand is a provision for ongoing rents for closed sites and for payment obligations for employee termination. Of this amount, €15,508 thousand correspond to the current portion of this debt and are reported in “Current portion of provisions” (see Note 17) and €1,999 thousand are reported in “Non-current portion of provisions” (see Note 19).

The cumulative charge for the third restructuring program amounts to €83,509 thousand and represents:

•	€15,177 thousand to write-down intangible and fixed assets without any cash impact; and

•	€68,332 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce, legal and professional fees and the transfer of contracts to partners.

As part of the third restructuring program, 877 employees were terminated. 777 people left the Company in 2003, 100 in 2004 and the remaining 66 employees, primarily in Germany, are expected to leave during the first half year of 2005.

22. ORDINARY SHARES

Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxemburg. The authorized share capital of the Company is currently €400 million consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six shares (1,889,466,226) of no nominal value.

22.1 Contribution of Gemplus SA shares and issuance of shares following stock option exercise

In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Company, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxemburg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting. As of December 31, 2004, certain shares held by employees or former employees had not yet been contributed. Gemplus SA shares still to be contributed correspond to the equivalent of 900,250 Gemplus International SA shares representing 0.15% of the shareholdings of Gemplus International SA, which in total was represented by 608,482,253 shares as of December 31, 2004. As of December 31, 2004, certain options held by employees under the Gemplus SA stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares may be contributed by their holders to Gemplus International SA. Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares (including shares issued following exercise of Gemplus SA stock-options) will eventually be converted. These shares are therefore assumed to be a component of shareholders’ equity. Thus, they have been included in both the basic and diluted earnings per share calculations.

During 2002, 2003 and 2004, the Company issued respectively 699,100, 17,550 and 901,250 shares of Gemplus SA following the exercise of Gemplus SA stock options held by employees.

During 2002, 2003 and 2004, the Company issued respectively 2,525,150, 1,010,900 and 3,295,800 shares following the contribution of respectively 50,503, 20,218 and 65,916 shares of Gemplus SA held mainly by employees.

During 2002, 2003 and 2004, the Company issued respectively 398,350, 179,837 and 268,207 shares following the exercise of Gemplus International SA stock options held by employees.

22.2 Treasury shares

During the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized on May 4, 2001, by the Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers). Within the scope of this share repurchase program, the Company redeemed 6,044,515 shares at an average price of €3.06 per share.

On 17 April 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel, when owning them directly, the 30,743,679 shares returned by Mr. Perez, a former Chief Executive Officer and held by an indirect subsidiary. In accordance with this decision, on March 10, 2003, the 30,743,679 shares were cancelled, without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2.18. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however it resulted in an increase of the par value of the issued shares.

During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As of December 31, 2004, the Company held 1,442,715 shares of its outstanding common stock.

Change in treasury shares is as follows:

Number of treasury shares
As of December 31, 2002	31,727,101

Cancellation of treasury shares	(30,743,679)

Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

As of December 31, 2003	1,471,379

Sale of treasury shares	(28,664)

As of December 31, 2004	1,442,715

The number of shares as of December 31, 2004 can be analyzed as follows:

Number of shares outstanding	607,582,003

Gemplus SA shares to be contributed	900,250

Number of shares outstanding including shares to be contributed	608,482,253

Treasury shares	(1,442,715)

Basic number of shares outstanding	607,039,538

Options outstanding	74,072,315

Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	683,673,826

As of December 31, 2004, 54,636,852 options are authorized but not yet granted under the different stock option plans (see Note 23).

Consolidated Financial Statements

23. STOCK OPTION PLANS

The Company may grant, under various employee stock option plans (the “Plans”), options to purchase or subscribe for ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years.

Stock option activity was as follows:

	Number of options
	authorized not	Number of options		Average Price
	yet granted	outstanding	Price per share	per share
Balances, December 31, 2001	51,790,242	94,460,108	€0.77 - €7.96	€3.82

Options exercised	—	(1,097,450)	€0.83 - €2.29	€1.51
Options granted	(31,389,884)	31,389,884	€0.84 - €2.68	€1.24
Options terminated unexercised	48,734,723	(48,734,723)	€0.83 - €7.96	€4.71
Options authorized	—	—	—	—

Balances, December 31, 2002	69,135,081	76,017,819	€0.83 - €7.96	€2.17

Options exercised	—	(197,387)	€0.83 - €1.13	€0.88
Options granted	(16,140,000)	16,140,000	€0.83 - €1.52	€1.37
Options terminated unexercised	2,243,169	(9,685,519)	€0.83 - €6.00	€2.52
Options authorized	—	—	—	—

Balances, December 31, 2003	55,238,250	82,274,913	€0.83 - €6.00	€1.98

Options exercised	—	(1,169,457)	€0.83 - €1.71	€1.26
Options granted	(3,200,000)	3,200,000	€1.45 - €1.82	€1.66
Options terminated unexercised	2,598,602	(10,233,141)	€0.96 - €6.00	€2.63
Options authorized	—	—	—	—

Balances, December 31, 2004	54,636,852	74,072,315	€0.83 - €6.00	€1.88

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2004:

	Number	Weighted	Number
	of options	average contractual	of options
Exercise prices (in euros)	outstanding	contractual life (years)	exercisable
0.83	2,000,000	8.6	500,000
0.84	8,000,000	7.7	4,000,000
0.96	80,000	8.3	80,000
1.13	13,032,120	7.9	7,171,913
1.14	80,000	7.6	70,000
1.23	2,230,000	8.6	557,500
1.24	257,550	8.6	66,347
1.25	200,000	8.5	50,000
1.28	208,500	7.8	90,500
1.31	160,000	7.5	160,000
1.35	263,900	0.0	263,900
1.42	1,000,000	7.5	500,000
1.45	400,000	9.3	—
1.46	4,732,500	8.8	1,278,125
1.49	40,000	8.8	10,000
1.52	6,736,850	8.3	1,963,100
1.58	1,000,000	9.4	—
1.66	550,000	9.8	—
1.71	3,138,700	3.0	3,138,700
1.79	1,000,000	9.3	—
1.82	250,000	9.3	—
2.25	4,000,000	7.7	2,000,000
2.29	14,122,217	4.3	14,122,217
2.60	74,200	7.1	37,100
2.68	343,425	7.1	208,525
2.87	52,220	6.8	47,720
2.90	377,513	6.7	376,400
3.17	35,000	6.9	26,250
3.18	50,000	6.9	37,500
3.51	7,416,314	5.5	7,416,314
3.79	310,038	6.5	233,852
4.14	11,700	6.5	10,538
6.00	1,919,568	5.9	1,919,568

	74,072,315	6.8	46,336,069

Weighted average exercise price (options outstanding):			€1.88
Weighted average exercise price (options exercisable):			€2.20

On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of €4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of €1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2004, 13,091,670 of the stock options resulting from the rollover were outstanding.

Warrants

The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2004. These warrants give right to purchase 2,561,973 ordinary shares at a purchase price of €2.3375 per share at any time before July 2007.

Consolidated Financial Statements

24. COMPREHENSIVE INCOME

Comprehensive income is the change in equity attributable to equity holders of the Company during the year due to transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income and other comprehensive income for the year. Other comprehensive income is composed of: (i) the current year’s currency translation adjustment; (ii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; and (iii) the changes in fair value of effective hedges, net of tax.

The components of other comprehensive income in the shareholders’ equity section of the balance sheets as of December 31, 2004, 2003 and 2002, respectively, were as follows:

(in thousands of euros)

December 31	2004	2003	2002
Cumulative translation adjustment	(16,411)	(6,460)	1,873
Net unrealized gain (loss) on hedging instruments qualifying as effective	28,367	11,030	6,698

Other comprehensive income	11,956	4,570	8,571

The components of comprehensive income for the years ended December 31, 2004, 2003 and 2002, respectively, were as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Net income (loss)	6,291	(158,955)	(316,558)

Change in cumulative translation adjustment	(9,951)	(8,333)	5,440
Change in fair value of derivatives qualifying as effective hedging instruments	17,337	4,332	7,099

Change in cumulative other comprehensive income	7,386	(4,001)	12,539

Comprehensive net income (loss)	13,677	(162,956)	(304,019)

25. NET SALES

Analysis of net sales by category is as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Sales of goods	801,668	689,835	718,902
Sales of services	60,567	55,706	64,062
Other net sales	2,799	3,662	4,470

Total net sales	865,034	749,203	787,434

License fees and royalties are included in “other net sales”.

26. EXPENSES BY NATURE

Expenses by nature are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Depreciation, amortization and impairment	(56,691)	(95,071)	(133,359)
External labor costs	(41,212)	(28,254)	(34,183)
Employee benefit expenses	(263,005)	(276,507)	(296,283)
Material costs	(327,080)	(285,146)	(287,861)
Other expenses	(150,728)	(198,011)	(267,456)

Total expenses	(838,716)	(882,989)	(1,019,142)

Employee benefit expenses by nature are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Wages and salaries	(246,588)	(259,670)	(275,272)
Pension benefits	(11,160)	(11,498)	(13,053)
Other expenses	(5,257)	(5,339)	(7,959)

Total employee benefit expenses	(263,005)	(276,507)	(296,283)

Headcount was 5,476, 5,037 and 5,680 as of December 31, 2004, 2003 and 2002 respectively.

27. FINANCIAL INCOME AND EXPENSE, NET

Financial income and expense, net, consists of the following:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Financial income	8,245	10,484	19,782
Financial expense	(2,592)	(2,280)	(70,874)

Financial income (expense), net	5,653	8,204	(51,092)

In 2002, net financial income and expense included a €67,582 thousand non-cash charge to cover the risk of possible non-reimbursement of a loan granted to Mr. Lassus. In 2004 and 2003, no additional financial expense was recorded related to this risk (see Note 35).

Financial income is mainly composed of interest received on short-term deposits (see Note 5).

Financial expense is mainly composed of finance lease interest (see Note 18).

Consolidated Financial Statements

28. OTHER NON-OPERATING INCOME AND EXPENSE, NET

Other non-operating income and expense, net, consists of the following:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Gains (losses) on available-for-sale financial assets (see Note 15)	(858)	(2,487)	(6,444)
Net foreign exchange gains (losses) (see Note 30)	(5,900)	(8,652)	(15,106)

Other non-operating income and expense, net	(6,758)	(11,139)	(21,550)

“Foreign exchange gains (losses)” is mainly composed of exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at the Company’s treasury level and of the ineffective portion of hedging instruments. Exchange gains and losses on commercial transactions and effective portion of hedging instruments are reported in “Cost of sales” (see Note 30).

29. INCOME TAX EXPENSE

The components of income tax expense are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Current taxes	(9,292)	(3,329)	(9,667)
Deferred taxes	(3,661)	(11,344)	543

Total tax expense	(12,953)	(14,673)	(9,124)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Income (loss) before taxes and minority interest	17,626	(146,433)	(311,767)

Income tax calculated at corporate tax rate (1)	(5,355)	44,486	94,715
Effect of tax exemption	1,174	5,438	(15,551)
Effect of different tax rates	4,679	12,053	13,434
Effect of utilization of unrecognized tax assets	9,706	1,854	1,351
Effect of unrecognized tax assets	(15,730)	(62,337)	(79,548)
Provision for tax risks	(1,559)	186	(5,932)
Discounting of carryback receivable (see Note 19)	(3,018)	—	—
Effect of expenses non deductible and revenues non taxable	(505)	(6,312)	(3,900)
Effect of goodwill amortization resulting from mergers and acquisitions (see Note 3)	(2,345)	(10,041)	(13,693)

Income tax expense	(12,953)	(14,673)	(9,124)

(1)	Luxemburg tax rate of 30.38 % in 2004, 2003 and 2002.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off a current tax asset against a current tax liability which relate to income taxes levied by the same taxation authority and the taxation authority permits the Company to make or receive a single net payment.

The components of the net deferred tax assets recorded at December 31, 2004, 2003 and 2002 are as follows:

(in thousands of euros)

December 31	2004	2003	2002
ASSETS
Loss carryforward	3,098	29,223	38,376
Excess book over tax depreciation and amortization	1,091	1,585	2,622
Other temporary differences	2,253	1,635	3,469

Total (1)	6,442	32,443	44,467
To be recovered after more than 12 months	3,621	29,163	39,827
To be recovered within 12 months	2,821	3,280	4,640

LIABILITIES
Excess tax over book depreciation and amortization	(178)	(294)	(1,203)
Other temporary differences	—	(289)	(1,590)

Total	(178)	(583)	(2,793)
To be recovered after more than 12 months	(178)	(294)	(1,203)
To be recovered within 12 months	—	(289)	(1,590)

Deferred tax assets, net	6,264	31,860	41,674

(1)	Unrecognized deferred tax assets amount to €335,135 thousand at December 31, 2004 (€ 219,780 thousand and €138,229 thousand at December 31, 2003 and 2002 respectively).

The Company had no net deferred tax liability at December 31, 2004, 2003 and 2002.

The use of the deferred tax assets will mainly depend upon the Company’s results of operations, which are difficult to accurately predict in certain tax jurisdictions. Under generally accepted accounting principles, future profitability in those jurisdictions cannot be clearly evidenced, taking into account the Company’s losses in 2001, 2002 and 2003. As a result, in 2002, 2003 and 2004, certain deferred tax assets for amounts of €138,229 thousand, €219,780 thousand and € 335,135 thousand respectively, have not been recognized.

The gross variation in deferred income tax assets is as follows:

(in thousands of euros)

2004
As of January 1	31,860

Income statement charge	(3,661)
Impact of the election to carry-back of unused tax losses (see Note 19)	(24,040)
Other reclassifications within balance sheet	2,178
Exchange differences	(73)

As of December 31	6,264

Loss carryforward

At December 31, 2004, the Company had potential deferred tax assets related to net operating loss carryforwards totalling €324,443 thousand, of which €24,080 thousand are limited to 20 years. Substantially all of the remainder may be used indefinitely. The use of approximately €6,800 thousand of the deferred tax assets related to net operating loss carryforwards may be subject to change of ownership limitations. These deferred tax assets have not been recognized.

In Germany and Mexico, due to business changes, the Company decreased the amount of deferred tax assets recognized in previous years by €1,401 thousand and €1,500 thousand, respectively.

Consolidated Financial Statements

Income tax on undistributed earnings

Deferred income taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. The Company does intend to indefinitely reinvest undistributed earnings of its foreign subsidiaries in most jurisdictions. In jurisdictions where the Company does not have that intention, such a distribution of earnings would not trigger taxes. Therefore, the Company did not provide for deferred income taxes on these earnings and believes that the determination of this amount is not practicable.

Tax audit

As described in Note 19, the Company is under tax audit in Germany and Singapore.

30. NET FOREIGN EXCHANGE GAINS (LOSSES)

The exchange differences (charged) credited to the Consolidated Statement of Income are included as follows:

(in thousands of euros)

Years ended December 31	2004	2003
“Net sales” line	—	—

“Cost of sales” line	15,204	12,494
Effective portion of qualified hedging instruments	14,888	21,526
Exchange gains and losses on commercial transactions	316	(9,032)

“Research and development expenses” line	—	—

“Selling and marketing expenses” line	—	—

“General and administration expenses” line	—	—

“Other non-operating income (expense), net” line	(5,900)	(8,652)
Ineffective portion of qualified hedging instruments and exchange gains and losses on non-qualified hedging instruments	(5,772)	(6,275)
Exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at Group Treasury level	(128)	(2,377)

Total net foreign exchange gains (losses)	9,304	3,842

31. NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

As net losses have been reported in 2003 and 2002, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in these periods, as the effect would be anti-dilutive.

Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 22).

(in thousands of euros, except shares and per share data)

Years ended December 31	2004	2003	2002
Net income (loss) attributable to equity holders of the Company (numerator)	4,674	(161,107)	(320,891)

Shares used in basic net income (loss) per share calculation (denominator):
Weighted average number of common shares outstanding	606,672,060	605,658,965	606,222,660

Dilutive effect of stock options	12,350,412	5,625,142	1,516,176
Dilutive effect of warrants	—	—	28,073

Weighted average diluted number of shares outstanding	619,022,472	611,284,107	607,766,909
Shares used in diluted net income (loss) per share (denominator)	619,022,472	605,658,965	606,222,660

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	0.01	(0.27)	(0.53)
Diluted	0.01	(0.27)	(0.53)

32. SEGMENT INFORMATION

32.1 Primary reporting format – operating segments

In 2004, the Company realigned its reporting segments in three operating segments: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, according to its new operating structure.

The Telecommunications segment remains unchanged and includes the wireless products and services, comprising wireless microprocessor cards and related applications (embedded software and Over-The-Air platforms) and services (system integration and operated services), prepaid phone cards and scratchcards.

The former Financial Services and Security segment has been divided into:

•	the Financial Services segment, comprising systems and services based on chip card technology for applications such as financial services, retail, transport, pay-TV, as well as magnetic stripe plastic cards for all applications;

•	the Identity and Security segment, comprising systems and services based on chip card technology for applications such as national ID, healthcare, driver’s license, car registration, passport and visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

These three segments have a different customer base, and each of them has separate financial information available. The management evaluates these segments regularly, decides how to allocate resources and assesses performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using net sales, gross profit and operating income (loss). The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

Consolidated Financial Statements

The following tables present selected data for the years ended December 31, 2004, 2003 and 2002:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Net sales
Telecommunications	641,775	542,534	544,471
Financial Services	182,237	168,167	195,063
Identity and Security	41,022	38,502	47,900

Net sales	865,034	749,203	787,434

Gross profit
Telecommunications	220,781	166,776	154,526
Financial Services	37,672	31,951	34,678
Identity and Security	12,048	8,529	10,508

Gross profit	270,501	207,256	199,712

Operating expenses
Telecommunications	(148,982)	(196,123)	(273,788)
Financial Services	(63,948)	(88,527)	(110,886)
Identity and Security	(31,253)	(56,392)	(46,746)

Operating expenses	(244,183)	(341,042)	(431,420)

Operating income (loss)
Telecommunications	71,799	(29,347)	(119,262)
Financial Services	(26,276)	(56,576)	(76,208)
Identity and Security	(19,205)	(47,863)	(36,238)

Operating income (loss)	26,318	(133,786)	(231,708)

32.2 Secondary reporting format – geographical segments

The Company’s three business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The following is a summary of sales to external customers by geographic area for the years ended 2004, 2003 and 2002:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Europe, Middle East and Africa	443,141	407,718	416,220
Asia	194,292	171,860	199,497
Americas	227,601	169,625	171,717

Net sales	865,034	749,203	787,434

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxemburg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2004, 2003 and 2002.

33. DIVIDENDS PER SHARE

The Company did not pay any dividend during 2004, 2003 and 2002.

34. FINANCIAL ASSETS AND LIABILITIES AT FAIR MARKET VALUE

Derivative financial instruments (forward exchange contracts; currency options contracts) are accounted for at fair value. The carrying amount of financial assets and liabilities is a reasonable approximation of fair value.

35. COMMITMENTS AND CONTINGENCIES

Legal proceedings

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus SA, the main French subsidiary of the Company, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus SA liable for breach, ordered Gemplus SA to make a provisional payment of €137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Based on the expert’s report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus SA to pay €21,952 thousand to the plaintiffs. Gemplus SA appealed this decision and on April 2, 2004, the Aix-en-Provence Court of Appeal suspended the order of the Marseille Commercial Court, and instead, ordered Gemplus SA to make a cash deposit in the same amount into an escrow account as security pending a decision on the appeal. As of December 31, 2004, this deposit is recorded under the caption “Other current receivables” based on the anticipated timing of the resolution of the litigation (see Note 9). The ruling of the Court of Appeal is expected for the beginning of the second quarter of 2005. Although there can be no assurance as to how the Court of Appeal may rule or as to the amount of damages that may be assessed, the Company recorded a provision for this litigation in the amount of €5,200 thousand in 2003 under the caption “Current portion of provisions and other liabilities” (see Note 17).

In 2000, an indirect subsidiary of the Company, Zenzus Holdings Ltd, granted a loan to a then director and executive of the Company, Marc Lassus. In December 2001, as a result of the reorganization of the management group, the Company agreed to pay to Mr. Lassus, an amount of USD 10,000 thousand (€7,335 thousand, €8,001 thousand and €9,638 thousand as at December 31, 2004, 2003 and 2002, respectively) upon fulfilment of certain specific conditions. In 2002, as a result of Mr. Lassus’s failure to confirm his intent and ability to reimburse the loan, the Company recorded a provision amounting to €67,582 thousand to cover the risk of non-reimbursement of the loan. In 2003, the Company submitted the matter to binding arbitration. In April 2004, the arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary in the amount of €71,900 thousand, plus accrued interest of approximately €7,000 thousand and attorneys’ fees and costs. The Company has considered that the potential for any repayment of the loan depends on the financial strength of Mr. Lassus, which is uncertain. The provision corresponds to the amount of the loan outstanding net of all the amounts payable to Mr. Lassus, including an amount of €1,545 thousand corresponding to past employment obligations. The Company considers that such payments are conditioned to the reimbursement of the loan. The Company has not forgiven the loan and is seeking repayment by Mr. Lassus through enforcement procedures.

Prior to 2004, the Company recorded a provision of €9,000 thousand for the risks related to a patent litigation with British Technology Group under the caption “Non-current portion of provisions” (see Note 19). Because some risks remain in certain areas, and as five divisional patent applications are still being examined by the European Patent Office, the Company has decided to maintain this provision.

In addition to the litigation and claims mentioned above, the Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Contractual obligations

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as of December 31, 2004, 2003 and 2002 are described in the table below.

Consolidated Financial Statements

As of December 31, 2004, 2003, and 2002, the Company’s contractual obligations are as follows:

(in thousands of euros)

Schedule of payments
Contractual obligations as of December 31, 2004	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Finance lease obligations	44,549	7,235	25,392	11,922
Operating lease obligations	18,412	3,894	6,119	8,399
Purchase obligations(1)	60,934	60,934	—	—
Other long-term obligations	—	—	—	—

Total	123,895	72,063	31,511	20,321

(1)	Including €46,800 thousand related to microprocessor chips purchase commitments

(in thousands of euros)

Schedule of payments
Contractual obligations as of December 31, 2003	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Finance lease obligations	51,151	7,377	25,961	17,813
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations(2)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—

Total	146,451	90,670	34,503	21,278

(2)	Including €54,500 thousand related to microprocessor chips purchase commitments.

(in thousands of euros)

Schedule of payments
Contractual obligations as of December 31, 2002	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Finance lease obligations	60,856	8,060	29,758	23,038
Operating lease obligations	33,428	8,490	22,216	2,722
Purchase obligations(3)	39,200	39,200	—	—
Other long-term obligations	—	—	—	—

Total	133,484	55,750	51,974	25,760

(3)	Including €29,700 thousand related to microprocessor chips purchase commitments.

As of December 31, 2004, 2003 and 2002, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.

Off-balance sheet arrangements

The Company enters into certain off-balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (presented in the tabular disclosure of contractual obligations above) and certain guarantees.

Other guarantees can be presented as follows:

(in thousands of euros)

December 31	2004	2003	2002
Performance, downpayment and bid bonds	10,340	10,817	15,752
Guarantees related to operations	3,811	6,518	9,405

Total guarantees issued by the Company	14,151	17,335	25,157

As of December 31, 2004, the amount of guarantees, mainly representing performance bonds and bid bonds, amounted to €10,374 thousand. These guarantees are primarily made as part of normal operations where the Company’s customers demand such guarantees to secure the Company’s performance under contracts or tenders for business which become payable based upon non-performance of the Company.

As of December 31, 2004, guarantees related to operations included an amount of €2,658 thousand relating to a potential liability in respect of the restricted cash in China (see Notes 9 and 37). These guarantees also included an amount of €887 thousand (DKK 6,600 thousand) relating to a stand-by letter of credit issued by the Company in favor of Realtime A/S (see Note 37).

36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Cash paid for:
Interest	1,987	3,069	1,175
Income taxes	36,206	3,651	1,729

In October 2001, the Company recorded an expense of €18,120 thousand as a result of a judgment rendered by a United States Court of Appeals against the Company arising from a claimed breach of an agreement. The cash settlement of this matter occurred in 2002.

Changes in trade accounts receivable and related current liabilities are as follows:

(in thousands of euros)

	As of	Change in			As of
	January 1,	working	Currency		December 31,
	2004	capital	adjustments	Transfers	2004
Trade accounts receivable, net	(154,727)	(541)	5,243	1,513	(148,512)
Related current liabilities	25,100	(2,422)	(133)	—	22,545

Trade accounts receivable and related current liabilities	(129,627)	(2,962)	5,110	1,513	(125,967)

Consolidated Financial Statements

Changes in trade accounts payable and related current assets are as follows:

(in thousands of euros)

			Change in
	As of	Change in	non-trade			As of
	January 1,	working	accounts	Currency		December 31,
	2004	capital	payable	adjustments	Transfers	2004
Trade accounts payable net	95,582	1,311	(1,461)	(1,026)	(381)	94,025
Related current assets	(28,044)	19,463	—	236	(4,203)	(12,548)

Trade accounts payable and related current assets	67,538	20,774	(1,461)	(790)	(4,584)	81,477

Changes in inventories are as follows:

(in thousands of euros)

	As of	Change in			As of
	January 1,	working	Currency		December 31,
	2004	capital	adjustments	Transfers	2004
Inventories	(98,673)	(19,466)	2,529	—	(115,610)

Changes in salaries, wages and other include mainly the following:

(in thousands of euros)

	As of	Change in			As of
	January 1,	working	Currency		December 31,
	2004	capital	adjustments	Transfers	2004
Salaries, wages	42,742	13,972	(826)	(690)	55,198
Other operating assets and liabilities	(3,045)	189	46	(1,381)	(4,191)

Salaries, wages and other	39,697	14,161	(780)	(2,071)	51,007

Depreciation, amortization and impairment include the following:

(in thousands of euros)

Years ended December 31	Notes	2004	2003	2002
Property, plant and equipment, depreciation	(10)	42,243	51,064	72,376
Goodwill amortization and impairment	(11)	7,718	33,051	47,117
Other intangible assets depreciation		6,730	10,956	13,866

Depreciation, amortization and impairment		56,691	95,071	133,359

Changes in value-added and income taxes are as follows:

(in thousands of euros)

	As of	Change in			As of
	January 1,	working	Currency		December 31,
	2004	capital	adjustments	Transfers	2004
Value-added and income taxes	(17,710)	21,288	(79)	676	4,175

37. RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Compensation of key management

The compensation of key management personnel (persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director — whether executive or otherwise — of the Company) paid in 2004, 2003 and 2002 by the Company is summarized as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Salaries and other short-term employee benefits	8,052	6,191	13,211
Termination benefits	261	1,219	2,215
Post-employment benefits	19	—	—
Other long-term benefits	—	—	—

Total compensation of key management personnel	8,332	7,410	15,426

During 2004, 2003 and 2002, the Company has issued, respectively, 2,400,000, 3,650,000 and 13,397,500 stock options to the members of its key management personnel.

Purchases of goods and services

(in thousands of euros)

Years ended December 31	2004	2003	2002
Associates	3,192	940	161
Related parties	49	120	1,737

Total purchases of goods and services	3,241	1,060	1,898

During 2002, the Company paid amounts totalling €10,629 thousand in connection with the resignation and cessation of Mr. Perez and Mr. Lassus as, respectively, Chief Executive Officer and Chairman of the Company.

During 2001, the Company entered into an agreement with a service company Differentis whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002. He resigned as Chief Executive Officer of the service company effective on December 19, 2001 but had remained a member of its Board of Directors. In addition, Texas Pacific Group, a shareholder of the Company, is a major shareholder of the service company. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company recorded in its Consolidated Statement of Income a total cost amounted to €1,737 thousand for this arrangement. The service of Differentis stopped being used by the Company at the end of 2002.

Consolidated Financial Statements

GemVentures 1 NV, a wholly owned subsidiary of the Company and Dassault Multimedia SAS are minority shareholders of Welcome Real Time SA. Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, is also the Chairman of Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares will be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

The Company is the guarantor for a stand-by letter of credit issued at its demand by Deutsche Bank in favor of Nordea Bank Danmark for the guarantee of obligations (with a maximal amount of DKK 6,600 thousand) of Realtime A/S, a Danish company. GemVentures 1 NV, a wholly owned subsidiary of the Company, is a minority shareholder of Realtime with board representation (see Note 35).

On March 9, 2004, Apeera Inc. entered into a share and asset purchase agreement with Intuwave Ltd by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a consideration payable in shares of €3,000 thousand, plus an additional €1,000 thousand upon fulfillment of certain technological and commercial conditions. GemVentures (a wholly owned subsidiary of the Company) and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our Company. Three of our Directors are respectively managing partners and a principal of Texas Pacific Group.

On July 30, 2004, Certplus SA, a French company in which Gemplus Trading SA, indirectly a wholly owned subsidiary of the Company, holds 99.9% of the shares, and Infrasec, a French company, entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company, became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, has become Chairman of the Board of Directors of Infrasec. Thereafter Infrasec was renamed as Keynectis.

Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of the Company, has agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90,000 thousand made by the Bank to TTEF. Afterwards, TTEF transferred its whole equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with Gemplus SA consent subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”) which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge, GTNT or the Company would have to purchase back the whole equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2004, CNY 30,000 thousand (€2,658 thousand as of December 31, 2004) remains to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT (see Note 35).

38. EVENTS AFTER THE BALANCE SHEET DATE

There is no event after the balance sheet date to report.

39. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s Consolidated Financial Statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(in thousands of euros, except shares and per share amounts)

Years ended December 31	2004	2003	2002
Net income (loss) in accordance with IFRS	6,291	(158,955)	(316,558)

Minority interest	(1,617)	(2,152)	(4,333)
Capitalized development costs	—	7,321	(1,803)
Reversal of restoration of impairment losses on long-lived assets	19	(2,555)	—
Stock options accounting	(6,950)	(6,399)	(2,887)
Purchase accounting	—	(837)	(2,351)
Goodwill amortization and impairment	10,528	(18,522)	49,177
Other differences	(57)	26	360
Deferred tax effect of US GAAP adjustments	(3)	393	(1,277)

Total differences between US GAAP and IFRS	1,920	(22,725)	36,886

Net income (loss) in accordance with US GAAP	8,211	(181,680)	(279,672)

Change in cumulative other comprehensive adjustment in accordance with IFRS	7,386	(4,001)	12,538
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(661)	240	(3,233)

Other comprehensive income (loss) in accordance with US GAAP, net of tax	6,725	(3,761)	9,305

Comprehensive income (loss) in accordance with US GAAP	14,936	(185,441)	(270,367)

Net income (loss) per share in accordance with US GAAP:
Basic	0.01	(0.30)	(0.46)
Diluted	0.01	(0.30)	(0.46)

Number of shares:
Basic	606,672,060	605,658,965	606,222,660
Diluted	619,022,472	605,658,965	606,222,660

(in thousands of euros)

December 31	2004	2003	2002
Shareholders’ equity in accordance with IFRS	721,313	707,085	875,618

Minority interest	(10,701)	(12,073)	(15,167)
Capitalized development costs	—	—	(7,321)
Reversal of restoration of impairment losses on long-lived assets	(2,148)	(2,555)	—
Non-recourse loans	(4,276)	(4,276)	(4,918)
Purchase consideration	(11,292)	(11,292)	(10,455)
Goodwill amortization and impairment	41,183	30,655	49,177
Effect of IFRS/US GAAP adjustments on other comprehensive income	(8,565)	(7,904)	(8,144)
Other differences	19	76	50
Deferred tax effect of US GAAP adjustments	301	363	(30)

Total differences between US GAAP and IFRS	4,521	(7,006)	3,192

Shareholders’ equity in accordance with US GAAP	725,834	700,079	878,810

Consolidated Financial Statements

Minority interest

Under IAS 1 (revised 2003), minority interest is required to be presented in the Consolidated Balance Sheet within equity. Currently, under US GAAP, minority interest is classified as a “mezzanine” item between liabilities and equity.

Capitalized development costs

The Company capitalizes certain research and development costs (other than for software development) where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under US GAAP, research and development costs (other than for software development) are expensed as incurred.

Stock options accounting

Certain of the Company’s stock option plans (see Note 23) are treated as compensatory plans under US GAAP.

For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employees stock options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2004, the Company granted stock options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares at the date of grant.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, amended by FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which requires that the Company discloses pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the minimum value method prescribed by SFAS 123.

Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2004, 2003 and 2002, would have been as follows:

(in thousands of euros, except for earnings per share)

Years ended December 31	2004	2003	2002
Net income (loss) in accordance with US GAAP, as reported	8,211	(181,680)	(279,672)

Add: total stock-based compensation expense included in reported net income, net of related tax effect	6,950	6,399	2,887
Deducted: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(27,379)	(17,674)	22,031

Pro forma US GAAP net income (loss)	(12,218)	(192,955)	(254,754)

Earnings per share:
Basic — as reported	0.01	(0.30)	(0.46)
Basic — pro forma	(0.02)	(0.32)	(0.42)
Diluted — as reported	0.01	(0.30)	(0.46)
Diluted — pro forma	(0.02)	(0.32)	(0.42)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made during 2004, 2003 and 2002: dividend yields of 0% for all periods; annual risk-free interest rate of 2.3%, 2.3% and 3.3% for 2004, 2003 and 2002 respectively; expected volatility of 44%, 53% and 83% for 2004, 2003 and 2002 respectively; and expected option vesting period of four years for all periods.

In 2000, the Company entered into arrangements with certain executives, whereby they were granted a certain number of options, and loans for their exercise. The loans were treated, for accounting purposes only, as non-recourse loans at origination, which resulted in the application of variable plan accounting. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the fair market value and the exercise price of the stock unless the exercise price exceeds the fair market value, which was the case in 2002, 2003 and 2004. No compensation expense or benefit was recorded in such years.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IFRS, these considerations are treated as part of the purchase price allocation.

Under IFRS, when accounting for business combinations, additional consideration which is contingent on achieving specified earnings levels in future period is estimated based on the most probable amount payable. Under US GAAP, the fair value of the consideration is recorded only when the contingency is resolved. As of December 31, 2004, additional consideration amounting to €500 thousand is recorded under IFRS in other non-current liabilities against goodwill (€1,000 thousand as of December 31, 2003) in relation to an earn-out provision. This additional consideration is not recorded under US GAAP. Consequently, goodwill and other non-current liabilities would be reduced. This difference between IFRS and US GAAP has no impact on net income or shareholders’ equity.

Goodwill amortization and impairment

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS No 142, “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standards Board (“FASB”) in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information”. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS No 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, which was also adopted on January 1, 2002.

Under US GAAP reversals of impairment losses are prohibited whereas under IFRS they are permitted under certain circumstances.

During 2002, 2003 and 2004, as a result of its adoption, the Company did not recognize amortization expense under US GAAP.

The Company has reassessed the useful lives of its intangible assets and has not made any adjustment.

The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. As a result of applying the provisions of SFAS 142 when performing its impairment testing, the Company did not record a goodwill impairment charge in 2004 for US GAAP purposes (2003: €55,238 thousand). Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows. As a result, the Company recorded a goodwill impairment charge of €19,879 thousand in 2003 and €22,124 thousand in 2002 for IFRS purposes.

The allocation of goodwill to the Company’s reportable segments is presented in Note 11. Under US GAAP, following the adoption of FAS 142 where goodwill is no longer amortized, the impact on the net book value of goodwill is €26,904 thousand as of December 31, 2004 (€19,186 thousand and €48,273 thousand as of December 31, 2003 and 2002, respectively).

Consolidated Financial Statements

Other comprehensive income

After implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€8,428 thousand in 2004, €7,769 thousand in 2003, €8,008 thousand in 2002) and for the foreign currency translation adjustment effect of US GAAP adjustments (€137 thousand in 2004, €135 thousand in 2003 and €136 thousand in 2002).

FASB Statement No. 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

40. OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Recently issued accounting standards under US GAAP, which could affect the reconciliation

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“VIE”). This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of certain variable interest entities.

This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.

An enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other monetary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. This interpretation requires the primary beneficiary of a variable interest entity, and an enterprise that holds significant variable interests in a variable interest entity but is not the primary beneficiary, to make certain disclosures about the variable interest entity.

Application of this interpretation is required in Consolidated Financial Statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in Consolidated Financial Statements for periods ending after March 15, 2004.

The Company has performed a review of potential VIE’s and has determined that it does not have any interests in VIEs as of the issuance of these Consolidated Financial Statements. Adoption of FIN 46 in 2003 and the adoption of FIN 46R in 2004 did not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require additional disclosure about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. These disclosure requirements were effective for the 2004 year-end and have been included since then in Note 20 of our Consolidated Financial Statements included in this report.

In November 2004, the FASB issued SFAS 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, “Inventory Pricing”. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and are required to be applied prospectively. The Company does not expect the adoption of this pronouncement to have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS 123(R), Share-Based Payment (revised 2004) an amendment of FASB Statements which addresses the accounting for equity based compensation arrangements. FAS 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and replaces some of the existing requirements under FASB No. 123, “Accounting for Stock-Based Compensation”. The statement requires that such arrangements are accounted for using a fair-value-based method of accounting and the related cost expensed over the corresponding service period. This statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 to the Company). The Company is currently considering the early adoption of FAS 123 R as of January 1, 2005.

In December 2004, FASB issued SFAS No. 153 (FAS 153), Exchanges of Nonmonetary Assets — Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29). The new standard is the result of the convergence project between the FASB and the International Accounting Standards Board (IASB). FAS 153 states that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. FAS 153 amends APB 29 to eliminate the fair-value exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for nonmonetary exchanges, that do not have commercial substance. It is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

Others

In May 2003, the Emerging Issue Task Force (“EITF”) issued Consensus No. 03-6 (“EITF 03-6”), “Participating Securities and the Two-class Method under FASB No. 128, Earnings Per Share”. EITF 03-6 considers how a “participating security” should be defined for purposes of applying paragraphs 60 and 61 of Financial Accounting Standards Board (“FASB”) Statement No. 128, and whether paragraph 61 of FASB Statement No. 128 requires an entity to use the two-class method in computing EPS based on the presence of a nonconvertible participating security, regardless of the characteristics of that participating security. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 03-6 is not expected to have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In March 2004, the Emerging Issue Task Force reached a consensus on issue 03-01, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments” (EITF 03-01). EITF 03-01 includes new guidance on determining when a debt or equity security is impaired and whether that impairment is other than temporary. Impairment was defined as when the fair value of a debt or equity security is less than its cost. Per EITF 03-01, the impairment is other than temporary if the Company does not have the ability to hold onto the investment for a reasonable period of time to allow for recovery of fair value up to the cost of the investment and evidence exists that the investment will probably not recover its fair value within a reasonable period of time. If an investment is determined to have an other than temporary impairment, the Company is required to recognize an impairment loss equal to the difference between the investments cost and fair value. EITF 03-01 also required additional disclosures for those other than temporary impaired investments. The recognition and disclosure requirements of EITF 03-01 were originally effective for reporting periods ending after June 15, 2004. However, in September, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments, which suspends for further discussion the recognition criteria of EITF 03-01. However, the disclosure guidance of EITF 03-01 remains in effect. At September 26, 2004, the Company did not have any temporary investments that were in an unrealized loss position.

In October 2004, the FASB ratified EITF 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. Certain debt instruments, commonly referred to as “Co-Cos”, are contingently convertible into the common shares of the issuer after the common share price has exceeded a predetermined threshold for a specified period of time. Under the EITF guidance, Co-Cos must be included in diluted earnings per share calculations regardless of whether or not the contingency threshold has been met. The impact of this EITF should be retroactively applied to instruments outstanding as of December 31, 2004. The adoption of EITF 04-08 is not expected to have a material impact on the Company’s net income per share under US GAAP.

Consolidated Financial Statements

Income taxes

The components of income (loss) before tax and minority interest are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Domestic(1)	19,590	14,195	10,299
Foreign	(1,964)	(160,628)	(322,066)

Income (loss) before tax and minority interest	17,626	(146,433)	(311,767)

(1)	Luxemburg.

Presentation of the Consolidated Statement of Income

The operating income (loss) would have been as follows under US GAAP:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Operating income (loss) in accordance with IFRS	26,318	(133,786)	(231,708)

Goodwill amortization on consolidated subsidiaries	7,718	(18,237)	47,117
Reversal of restoration of impairment losses on long-lived assets	19	(2,555)	—
Provision for a loan to a former director and executive	—	—	(67,582)
Purchase consideration	—	(837)	(2,351)
Capitalized development costs	—	7,321	(1,803)
Stock options accounting	(6,950)	(6,399)	(2,887)
Interests accrued on loans related to stock options	—	—	1,706
Other differences	(57)	26	360

Operating income (loss) in accordance with US GAAP	27,048	(154,467)	(257,148)

41. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND FRENCH AND LUXEMBURG GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

For the purpose of the reconciliations presented below, the Company has adopted accounting policies that are compliant with French and Luxemburg generally accepted accounting principles (GAAP).

Net income and Shareholders’ equity

(in thousands of euros)

Years ended December 31	2004	2003	2002
Net income (loss) in accordance with IFRS	6,291	(158,955)	(316,558)

Minority interest	(1,617)	(2,152)	(4,333)

Net income (loss) per French/Luxemburg GAAP	4,674	(161,107)	(320,891)

(in thousands of euros)

December 31	2004	2003	2002
Shareholders’ equity in accordance with IFRS	721,313	707,085	875,618

Minority interest	(10,701)	(12,073)	(15,167)
Net unrealized (gain) loss on hedging instruments	(28,367)	(11,030)	(6,698)

Shareholders’ equity in accordance with French/Luxemburg GAAP	682,245	683,982	853,753

Net income (loss) in accordance with IFRS includes both net income attributable to equity holders of the Company and minority interest. Under French and Luxemburg GAAP, net income (loss) corresponds only to net income attributable to equity holders. Similarly, shareholders’ equity in accordance with IFRS includes minority interest. Minority interest is excluded from shareholders’ equity under French and Luxemburg GAAP.

For the purpose of this reconciliation, the Company has adopted accounting policies regarding foreign currency hedging which are compliant with IAS 39 except for the reassessment of the effective portion of hedging instruments at fair value on the face of the balance sheet. Under IFRS, this effective portion is marked to market on the face of the balance sheet with the corresponding entry in “Other comprehensive income” until the underlying forecasted transactions occur. Under French and Luxemburg GAAP, this effective portion is accounted for and presented as an off-balance sheet item until the underlying forecasted transactions occur.

Operating income

In France, GAAP recommend to present goodwill amortization and certain other items below operating income. Operating income (loss) in accordance with French GAAP would be as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002
Operating income (loss) in accordance with IFRS	26,318	(133,786)	(231,708)

Goodwill amortization and impairment	7,718	33,051	47,117
Other operating (income) expense, net	101	(703)	(63)

Operating income (loss) in accordance with French GAAP	34,137	(101,438)	(184,654)

Consolidated Financial Statements

42. LIST OF SUBSIDIARIES AND ASSOCIATES

In 2004, 2003 and 2002, the Company acquired interests in various companies, mainly with activities related to its core business. The impact of these acquisitions, individually and in aggregate, was immaterial to the Consolidated Financial Statements (net sales, net income and total assets).

As of December 31, 2004, the list of subsidiaries and associates was as follows:

Subsidiaries

Name of the company	Country
Gemplus International SA	Luxemburg
Gemplus Finance SA	Luxemburg
Gemplus Argentina SA	Argentina
Gemplus NV	Belgium
Gemventures 1 NV	Belgium
Gemplus do Brasil Produtos Electronicos, Ltda	Brasil
Gemplus Bank Note, Ltda	Brasil
Gemplus Canada Inc	Canada
Gemplus International Trading Shanghai Co. Ltd	China
Gemplus China Investment Co. Ltd	China
Tianjin Gemplus Smart Card Co. Ltd	China
Goldpac Datacard Solutions Zhuhai Co. Ltd	China
Goldpac SecurCard Zhuhai Co. Ltd	China
Gemplus Tianjin New Technologies Co. Ltd	China
Silver Dragon Microelectronics Co. Ltd	China
Gemplus Beijing Electronics R&D Co. Ltd	China
Gemplus de Colombia SA	Colombia
Gemplus S.R.O.	Czech Republic
Gemplus SA	France
Gemplus Trading SA	France
ST GEM GIE	France
SCI Font de Sereine	France
Certplus SA	France
SLP SA	France
Gemplus GmbH	Germany
Gemplus MIDS GmbH	Germany
Gemplus Mobile Technology GmbH	Germany
Celo communications GmbH	Germany
Zenzus Holdings Ltd	Gibraltar
Great Steps Ltd	Hong Kong

Name of the company	Country
Goldpac Datacard Solutions Co. Ltd	Hong Kong
Gemplus India Ptd Ltd	India
Celocom Ltd	Ireland
Celo communications Ltd	Ireland
Celo communications R&D Ltd	Ireland
Gemplus Italia Srl	Italy
Gemplus Japan Co. Ltd	Japan
Gemcard Sdn BhD Pte Ltd	Malaysia
Gemplus Industrial SA de CV	Mexico
Gemplus BV	Netherlands
Celo communications BV	Netherlands
Gemplus Pologne Sp.zo.o.	Poland
Polski Plastik Sp.zo.o.	Poland
Gemplus Sp.zo.o.	Poland
Gemrokitki Sp.zo.o.	Poland
Gemtczew Sp.zo.o.	Poland
Gemplus LLC	Russia
Gemplus Technologies Asia Pte Ltd	Singapore
SecurCard Gemplus Pte Ltd	Singapore
Gemplus Microelectronics Asia Pte Ltd	Singapore
Gemplus Asia Pacific Pte Ltd	Singapore
Gemplus Southern Africa Pty Ltd	South Africa
Gemplus Card International Espana SA	Spain
Gemplus Management and Trading SA	Switzerland
GemCard (Thailand) Co. Ltd	Thailand
Gemplus Middle-East FZ-LLC	UAE
Gemplus Ltd	United Kingdom
Gemplus Associates International Ltd	United Kingdom
Gemplus Corp.	USA
Gemplus Card International de Venezuela, CA	Venezuela

Associates

Name of the company	Country
Leigh Mardon Gemplus Pty Ltd	Australia
Gemware Technology Ltd	BVI
Solutions Fides	Canada
Realtime A/S	Denmark
Welcome Realtime SA	France
Immotec Systemes Sàrl	France
Ismap SA	France
Gkard SAS	France
Netsize SA	France

Name of the company	Country
Setelis SA	France
CLM GmbH & Co. KG	Germany
Toppan Gemplus Services Co. Ltd	Japan
Concesionaria Renave SA de CV	Mexico
Gemplus EDBV Smart Labs Pte Ltd	Singapore
Gemplus EDBV Smart Labs Management Pte Ltd	Singapore
Aju Data Services Co. Ltd	South Korea
Softcard Solutions Ltd	United Kingdom

Shareholder Information

Shareholder Services
Gemplus International SA
Shareholder Services Department
2-4, place des Alpes, 1201 Geneva
Switzerland

CCF
Services aux Actionnaires
Avenue Robert-Schuman — BP 2704
51051 Reims Cedex
France
service_relations_actionnaires@ccf.fr

Depositary for American Depositary Shares
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
USA

Annual General Meeting
April 26, 2005 — 11:00 am
Hôtel Royal, 12, boulevard Royal, 2449 Luxemburg, Luxemburg.

Stock Exchanges

The shares of Gemplus International SA are quoted on the following exchanges:

Exchange	Symbol	Currency
Euronext Paris SA	LU0121706294-GEM	EUR
The Nasdaq Stock Market	GEMP 36866Y102	USD

Investor Relations Contacts
Céline Berthier
2-4, place des Alpes, 1201 Geneva
Switzerland
T: + 41 22 544 50 00

Information via the Internet
Internet World Wide Web users can access Gemplus annual reports, financial information and press releases through
http://investor.gemplus.com

Gemplus International SA
46A, avenue J.F. Kennedy
L-1855 Luxemburg, Grand Duchy of Luxemburg
T: +352 26 005 226 — F: +352 26 005 832
www.gemplus.com

© 2005 Gemplus SA. All rights reserved. Gemplus, the Gemplus logo,
GemXplore, GemXplore Xpresso, GemXplore Generations, GemPC, GemPCTwin,
SafesITe, MySIMcopier, MySIMeditor, Geme-Seal, GemBorder, ResIDent,
SIMfrastructure are trademarks and service marks of Gemplus SA and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Photo credits: Gemplus, Ian Teh

Design and production: L’Agence Synelog

Corporate Brochure 2004

SECURE SOLUTIONS AND SERVICES WITH SMART CARDS

Profile of a Leader

Gemplus was founded in 1988, and helped pioneer smart card technology.

The group is active around the world, with 50 sales and marketing offices, 4 R&D centers, 17 personalization facilities, and 11 manufacturing sites.

Gemplus has sold over 5 billion smart cards. In 2004 it was confirmed as the industry leader* for a sixth consecutive year with a 29.9% market share.

Gemplus is led by a stable and experienced management team adhering to a strong code of ethics. It has an outstanding reputation for innovation, and the strongest balance sheet in the industry.

Gemplus products and services include:

• secured memory and microprocessor cards for use in wireless communications SIM cards, identity and payment systems, and various other applications;

• associated software, middleware, and server-based solutions;

• consulting, training and support services;

• smart card interfaces, readers, and chipsets.

* Gartner Inc., April 2004.

CONTENTS
Key Figures
Profile of a Leader
Message from Alex Mandl, President and CEO
Corporate Governance	1
Management	3
Financial Communication	5
Research & Development	6
Production	7
Corporate Social Responsibility	9
Secure Solutions for the Real World	11
About Smart Cards	13
Telecommunications	14
Financial Services	19
Identity and Security	22
Readers, Partnerships, and Consulting	25

VIGOROUS GROWTH AND CONSISTENT IMPROVEMENT

Key Figures

5 billion
total smart cards supplied

656 million
smart cards supplied in 2004

€865.0 million
revenue in 2004

A UNIQUE BLEND OF FIVE KEY STRENGTHS

EXPERIENCE
Long-term industry leader
Extensive products and services

INNOVATION
Significant R&D investment
Award-winning solutions

CAPABILITY
Manufacturing efficiency
Quality and flexibility

PROXIMITY
Global presence and vision
Local service and support

STABILITY
Strong management
Robust balance sheet

Message from Alex Mandl,
President and CEO

WE’RE INTO A NEW ERA

We’re back on track with accelerating performance

2004 was a year of great accomplishment for Gemplus. Performance was at a level not seen since the peak in 2000. And with the fourth quarter results, we reported our eighth consecutive quarter of financial improvement, consistent with the recovery plan established in early 2003.

We achieved strong revenue growth and continued to manage the reduction of our cost structure. The combined effect resulted in a positive net income for the first time since 2000. We strengthened our Board, added depth to our Management team and honed many of our core processes. Our unmatched position as the industry leader by volume and revenue was confirmed for the sixth consecutive year. We enjoyed the most robust R&D capabilities and the strongest balance sheet (nearly 400 million euros cash) in our industry.

We have ample market opportunities around the world

One of our core competencies is security, and providing secure platforms for a broad range of market segments is the focus of our activity. We serve such key global markets as wireless telecommunications, financial services, health care, transportation and identification. For these burgeoning segments, security is a key growth opportunity in the years ahead.

In the wireless arena, there are many significant technological developments such as 3G network deployment in which our solutions play a key enabling role. For many operators the SIM card is becoming a crucial link with their end users allowing operators to reinforce their brand by delivering enhanced services and new applications. This differentiates them from their competitors and positions them for even greater success. This expanding role for the SIM card, along with its increasing penetration in emerging markets around the world, adds up to double-digit growth potential.

Financial Services markets are up-grading from conventional technologies, such as magnetic stripe, to more secure chip-based card alternatives. The UK is leading the way in this migration, but many countries across Europe are following this trend as well.

The global concern for security is creating significant demand for more sophisticated identity solutions for both physical and logical environments. The corporate sector is moving quickly on this front, and we are enjoying some key customer wins. But the public sector is beginning to move as well and we have realized significant projects in the Middle East, as well as early stage deployments in the US.

We are further energized by the fact that applications are beginning to cross over between market segments which creates even more opportunities for Gemplus. This trend is expected to accelerate and will enable us to bundle more and more functions into a single device whether it be a smart phone, a credit card or a dongle.

We are uniquely positioned to seize these opportunities

We are exceptionally well positioned to leverage these market opportunities around the world. Our seamless manufacturing and supply chain capabilities are strategically positioned to offer secure platforms on a global scale while efficiently serving local customer requirements.

We further enhance this international reach with unmatched R&D, technical support and local expertise where it is needed. Our strategy is to address the emerging markets with more streamlined products while providing the developed markets with more sophisticated products and services. This dual approach helps us deliver the right solutions to each segment.

Our consistently strong emphasis on and investment in R&D allows us to differentiate ourselves in markets where technological superiority is highly valued. We have a reputation for the breadth of our capabilities, supported by a portfolio of over 2,400 patents and patent applications, and a world-class team of experts in cryptography and security.

With our very strong balance sheet and cash position of almost 400 million euros, we have the ability to exploit these favorable market conditions. That gives us the flexibility to invest or partner as we strive to maximize our opportunities.

We are targeting ambitious goals ahead

Security is now a crucial element of business and social development presenting major market expansion opportunities around the world. So the company is on track to deliver strong profitable growth performance by leveraging:

1)	Double digit growth opportunities in existing markets around the globe

2)	High growth in new markets

3)	World-class technological expertise

4)	A strong balance sheet and cash position

5)	Talented, energetic, motivated and experienced people

2004 represented our second year of strong accomplishments against aggressive plans. In fact, we exceeded most of the milestones we set for ourselves. Yet, notwithstanding all this tremendous progress, we are keenly aware that there is still much to be done. In early February 2005 we announced our 2004 results and our new objectives going forward. Our objective is to double our current margins by delivering a 10% EBIT margin by 2007. Our solid track record of eight consecutive quarters of improved financial and operational results will provide significant momentum towards our new goals.

Our focus will be on continuous improvement, excellence in execution, world-class teamwork and a passion to serve our customers. I’d like to recognize the outstanding employees of Gemplus for all of their many contributions to make this progress possible. Creativity, dedication to customers and a drive for excellence only begin to describe what I see everyday in the Gemplus workplace.

I would also like to thank our customers who work and partner with us for our mutual successes.

Finally, I offer my appreciation to our shareholders for their loyal and ongoing support as we continue the drive to achieve our ambitious goals.

2

Corporate Governance

COMMITTED TO HIGH STANDARDS

2004 saw changes to the membership and procedures of the Board of Directors, aimed at continuously improving our corporate governance in the interests of all our shareholders.

The Board was strengthened substantially with the arrival of three new independent directors bringing competencies and experience in areas of key importance for Gemplus. The majority of the Board is thus now made up of independent directors, regardless of the definition used.

At the beginning of 2004, the Board also finalized and adopted its Corporate Governance Guidelines, incorporating tough European and American standards and setting guidelines for the Board’s key missions.

The Board attaches the utmost importance to guiding and overseeing Gemplus’s growth with rigor. Consistent with that approach, it will conduct an evaluation of its own work and performance in the first half of 2005.

The Guidelines, together with the Audit, Strategy and Compensation Committees, give practical expression to the Board’s commitment to thorough oversight and transparency throughout the company and in all of its operations.

Gemplus firmly believes that a stronger Board, and strong adherence to high standards of corporate governance, are the surest foundation of long-term shareholder value.

Dominique Vignon
Chairman of the Board of Directors

3

A strong, independent Board of Directors

In April 2004, Gemplus welcomed John Ormerod, Kurt Hellström, and Michel Akkermans, three new highly qualified, experienced directors to the Board.

Dominique Vignon, Chairman	Chairman of the Board of Directors since June 21, 2002. Previously Chairman and CEO, Framatome Group (1996-2001). President and CEO, Framatome ANP (end 2000-end 2001). Formerly President of Framatome’s nuclear business. Chairman and CEO, Jeumont Industrie (1993-1995). General Manager, Nuclear Power International (1990-1993).

David Bonderman, Vice-Chairman	Director since 2001. Founder, now a principal and general partner, Texas Pacific Group. Previously, a partner in Arnold & Porter, Washington DC, then (from 1983) COO, Robert M. Bass Group, Inc. (now Keystone, Inc.) in Fort Worth, Texas. Other directorships: CoStar Group, Inc.; Ducati Motor Holding, S.p.A.; ProQuest company; Ryanair Holdings, plc; Seagate Technology.

Alex Mandl, Director	President and CEO of Gemplus International since September 2002. Before that, a principal in ASM Investments. Previously, founder, Chairman and CEO of Teligent. President and COO, AT&T, in charge of long distance, wireless, local communications and internet services (2001-2002); before that, AT&T’s CFO (1991-1996). Chairman and CEO of Sea-Land Services, Inc. (1987-1991). Other directorships: Dell Computer Corporation, the Haas School of Business at the University of California (Berkeley) and Willamette University.

Michel Akkermans, Director	Director since 2004. Founder (1989), Chairman and CEO, FICS. Was named Executive Chairman of SI Corporation, the market leader in Internet Banking, in 1999. Other appointments: CEO and Chairman, Clear2Pay (since 2001); Executive Chairman, DATA4s; non-executive partner, GIMV (venture capital). Other directorships: Capco; Proficient.

Geoffrey D. Fink, Director	Director since 2003. A Principal in Texas Pacific Group’s operating group. Previously Senior Vice-President, Security Capital Group (May 1998-December 2000), and COO, head of the Management Committee, and board member of Access Space (1999-2000). Prior to that (1993, 1995-1998) Consultant, then Engagement Manager with McKinsey & Company in London. Also worked in M&A with Goldman Sachs (London) and PaineWebber (New York).

Dr. Johannes Fritz, Director	Director since 2002. Head of the Quandt family office (since June 2000). Joined the Quandt family office in 1989 and served as a managing director from 1990 to 2000. Previously, assistant to CEO of Bertelsmann, and five years at KPMG (CPA).

Kurt Hellström, Director	Director since 2004. Joined Ericsson in 1984, becoming Managing Director of the newly-created Radio Systems Division (1988). Appointed President of the Mobile Division in 1990, and President and CEO of Ericsson in 1999. Was instrumental in the creation of the Sony-Ericsson joint venture. Board member of Bharti Televentures in India and Spirent.

Werner Karl Koepf, Director	Director since 2003. Senior executive at Marconi Corporation plc London UK. Chairman, Supervisory Board of Marconi Communications GmbH and of Marconi Communications Holding GmbH. Previously General Manager, General Business Group, Compaq Computer Europe Middle East and Africa (EMEA), and CEO and Chairman for Compaq Computer, EMEA (1993-2002). Chairman and CEO, European Silicon Structures SA, Luxemburg (1989-1993). Before that, headed several divisions of Texas Instruments Inc. Other appointments: advisor to Techno Venture Management GmbH in Munich and Boston (Mass.). Other directorships: PXP Software AG, Austria (Chairman); ALDATA Software Oyj, Finland.

Peter Kraljic, Director	Director since 2002. Currently a senior director with McKinsey Advisory Council, New York. Joined McKinsey Europe in 1970. Managing Director, McKinsey, France (1993-1998). Before that, researcher at La Continentale Nucleaire, Luxemburg, and at the Welding Institute Ljubljana, Slovenia.

Daniel Le Gal, Director	Director since 2002. Currently a partner and Managing Director, Finadvance. A co-founder of Gemplus in 1988, he served as CEO from 1997 to 1999. Previously (1982-1987), Marketing Manager, Telecommunication Unit of Thomson Semiconductors. Held various positions at France Telecom (1975-1982).

John Ormerod, Director	Director since 2004. Partner of Deloitte & Touche LLP 2002 to May 2004; Deloitte London Practice Senior Partner, and member of UK Executive and Board. Partner of Andersen 1981; Managing Partner, Andersen’s UK (2001-2002). Other appointments: Board member and Audit Committee Chairman, Transport for London; Chairman, Walbrook Group Limited; non executive Director, BMS Associates Limited; member of Global Advisory Board, London Business School.

William S. Price, III, Director	Director since February 2000. Founder, now a principal and general partner of TPG. Previously, Vice-President of Strategic Planning and Business Development for General Electric Capital Corporation, and partner and co-head of the Financial Services Practice at Bain & Co. Before that, associate specializing in corporate securities transactions with Gibson, Dunn & Crutcher LLP law firm. Other directorships: Del Monte Foods, Denbury Resources, Belden & Blake, Bally, Dovebid, Findexa, Kraton Holdings.

GEMPLUS INTERNATIONAL SA COMMITTEES

AUDIT COMMITTEE

John Ormerod
(Chairman)
Johannes Fritz
Werner Koepf
William S. Price, III

COMPENSATION COMMITTEE

Dominique Vignon
(Chairman)
David Bonderman
Werner Koepf

STOCK ADMINISTRATION
COMMITTEE

Alex J. Mandl
(Chief Executive Officer)

Philippe Duranton
(Executive Vice-President,
Human Resources)

Frans Spaargaren
(Executive Vice-President,
Chief Financial Officer)

Stephan Juge
(Executive Vice-President,
General Counsel)

STRATEGY COMMITTEE

Dominique Vignon
(Chairman)
Peter Kraljic
Alex J. Mandl
Daniel Le Gal
William S. Price, III

4

Management

GENERAL MANAGEMENT COMMITTEE

Alex J. Mandl
President and Chief
Executive Officer

Ernie Berger
President North America
(NorAm)

Philippe Combes
Executive
Vice-President,
Operations and
Financial Services
Business Unit

Philippe Duranton
Executive
Vice-President,
Human Resources

Stephen Juge
Executive
Vice-President,
General Counsel

Jacques Seneca
Executive
Vice-President,
Business Development
Group (BDG),
and ID and Security
Business Unit

Frans Spaargaren
Executive
Vice-President,
Chief Financial Officer

Philippe Vallée
Executive
Vice-President,
Telecommunications
Business Unit

5

Financial Communication

FORGING TRUST
THROUGH COMPLIANCE

Gemplus complies with all rules and regulations in the field of financial disclosure and reporting applicable to foreign issuers, as required by the Autorité des Marchés Financiers (AMF) in France and the Securities Exchange Commission in the United States. In addition, it is bound by the rules and legislation in force in these two countries applicable to foreign issuers, and complies with all recent enactments, notably the Sarbanes-Oxley Act of 2002 in the United States and the 2003 Loi sur la sécurité financière in France. Its financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

Gemplus financial communication is driven not only by its duty of regulatory compliance, but also by its desire to meet the highest ethical standards, and to demonstrate respect for its shareholders. It therefore sets great store by the openness and clarity of the information it provides through a number of proactive campaigns and in a wide variety of media, consistent with best practices.

Euronext figures showing share price performance from January 2003 to February 2005.

6

Research & Development

INVESTING FOR THE FUTURE

Developing solutions for new markets

Gemplus is fundamentally committed to R&D, out-investing the industry average (€62.6 million) in order to anticipate and respond to market needs. It employs some 660 R&D engineers in 4 centers around the world. In addition, 300 technical consultants provide integration and support services, fine-tuning its products and solutions to meet local needs.

Through its unique incubator structure, Gemplus is developing new technologies for future markets. Among this department’s activities are programs such as Mobile Security (WLAN and OTP), Java Specification JSR177: Security and Trust Services API for J2ME, and Strategic Security Consulting Services.

In 2003 the French R&D center obtained a milestone CMM* 2 certification, testifying to the maturity of its software development. Gemplus is to date the only company in the smart card industry to achieve this. The Singapore R&D center followed suit in 2004, and as part of its drive for continuous improvement, most teams are well on track for CMM 3 in 2005. In addition, all the company’s products conform to the strictest security certification standards (e.g. ITSEC, CC, FIPS) appropriate to each domain including banking, Java GSM, and telephony.

Leading the field in innovation

Gemplus is committed to maintaining its pole position in research and innovation. To date, Gemplus researchers have produced more than 350 scientific and technical papers in world-class publications. They have also served on nearly 100 international scientific conference program committees, and have published some 20 PhD theses. In 2004, a group of prominent experts teamed up to create the Gemplus “SmartER” program, to ponder strategic issues and forge an intellectual community to drive technology forward.

2004 was a banner year in terms of creativity. Gemplus won both the “Best Software” and “Best Mobile Application” Sesame Awards (out of 126 projects competing) at the high-profile Cartes and IT Security 2004 exhibition in Paris, France. Patent filings soared 65% relative to 2003, and several revolutionary solutions were widely demonstrated externally.

7

Extending the frontiers of integration

Gemplus continued to strengthen its open platform leadership throughout 2004, extending the limits of performance and portability.

Its advanced agnostic interfaces allow developers to integrate smart cards into systems, even if they have little or no knowledge of smart card standards. Upon plug-in, Gemplus Webserver card prototypes are instantly detected as on-par network elements, enabling users to interact with their cards using any standard web browser.

Gemplus achieved a major breakthrough in its penetration of the fast-evolving high-end 3G market: every wireless operator that rolled out 3G services in 2004 chose Gemplus as a supplier, further demonstrating Gemplus customers’ confidence in its technological prowess.

Speeding delivery of new products

During 2004 Gemplus significantly streamlined its development process and reduced its new product introduction (NPI) time. R&D teams cut their overall cycle time by 20%, while continuing to improve On Time Delivery metrics and cutting new product development costs.

Bringing inventions to market

In 2004 Gemplus designed:

• the market’s fastest contactless Java card for passport and ID applications (800 Kb/s);

• the first contactless MasterCard-approved Java Card; plus the first mass-market EMV cards approved by American Express and JCB**;

• an advanced flagship GSM SIM card, GemXplore Generations (GXG), which includes many unique high-end features, enabling operators to implement new multimedia applications and derive maximum benefit from the latest standards;

• the first solution enabling Over-The-Air smart card download at more than 300 Kb/s per second, opening the door to new types of application and contents.

* CMM: Capability Maturity Model. Developed at Carnegie Mellon University’s Software Engineering Institute (SEI, USA, CMM is considered the industry standard for measuring the maturity of an organization’s software development processes, and covers both smart cards and OTA platforms (Over-The-Air).

** JCB: Japan Credit Bureau is Japan’s largest card issuer.

8

Production

MANUFACTURING CAPACITY WHERE IT’S NEEDED

Building a world-class production system

Quality, capacity, flexibility, and proximity: these are the factors that have earned Gemplus its reputation as a reliable supplier of high-end and commodity products to clients around the world.

Strenuous efforts in recent years to build a coherent worldwide manufacturing setup have forged the Gemplus Production System (GPS), now a key source of strength across all of the company’s businesses.

This production system rests on three pillars: modules are assembled worldwide; customization, e.g. printing and embedding, is carried out regionally; and personalization and packaging are performed regionally or locally, as close to its customers as possible.

Gemplus operates 11 manufacturing sites around the world. These are increasingly standardizing their production systems, exploiting features common to both the SIM and the banking card. The resulting economies of scale are helping Gemplus to drive down costs and compete more effectively in all product segments. Standardization provides a high degree of flexibility, too, allowing Gemplus to avoid delays by shipping SIM manufacturing machines across the globe in order to ramp up production rapidly wherever demand is strongest.

Finally, Gemplus operates 17 personalization facilities strategically located in its main markets, providing optimum security for both customers and end-users.

Focusing on key markets

Gemplus’s manufacturing configuration is now appropriately structured for current market conditions, and events in 2004 confirmed the broad strategy put in place. Its PVC plants now span Europe, China and the United States.

A major event in 2004 was the opening of the Tianjin production facility in China, in a joint venture with Tian Jin Zhong Tian Telecommunication Co., Ltd., a subsidiary of China Putian

9

group, one of China’s leading providers of telecom smart cards. Tianjin is set to become one of Gemplus’s major manufacturing sites, with over 400 million smart cards produced already. Its highly efficient facilities will notably serve the fast-growing Chinese market.

In the United States, the world’s number one market for banking cards, Gemplus has reinvested in its Montgomeryville, Pennsylvania manufacturing facility for the production of conventional (magnetic stripe) PVC banking cards and GSM cards, as well as smart cards for wireless telecommunications, identification, and access control. It is now also gearing up for the shift to contactless technology in the banking and retail markets.

Driving down costs

Gemplus is continuing to reduce costs in GSM card manufacturing, and its GSM plants are now among the lowest-cost producers in all major markets. It is engaged in a major push to restore profitability in its PVC card business; and it has significantly diversified its silicon portfolio, in order to improve its service to its clients at lower cost.

Lean production is progressively being implemented as part of a process of continuous improvement targeting world-class manufacturing standards across the product range in all facilities.

Setting the highest standards of quality and security

The quest for excellence in quality and security is a continuous process at Gemplus, in keeping with its customer-oriented business philosophy.

As a basis, the Quality Management System (QMS) of its activities and processes is ISO 9001 certified in all its sites.

In production, in the spirit of continuous improvement, the quality of products and processes is constantly monitored and analyzed. This ensures not only that non-conforming products are eliminated all along the fabrication line, but that root-causes of defects are understood so that recurrence can be prevented.

In addition, Gemplus demonstrates compliance with customer specific requirements regarding quality (e.g.: MasterCard CQM standard) and security (e.g.: GSM SAS standard). All its plants are security certified by the main bank and GSM regulatory bodies as appropriate.

10

Corporate Social Responsibility

BUILDING FOR THE LONG TERM

Harmonizing economic, social, and environmental interests

Gemplus is committed to implementing the most widely-accepted standards of social and environmental responsibility, including the concept of sustainable development, reflecting its concern to safeguard the long-term interests of its stakeholders. Gemplus firmly believes that leading indicators of performance on these issues can point to a company’s future financial performance.

Implementing a broad-ranging strategy

Gemplus has a fully operational Corporate Social Responsibility (CSR) coordination function. A CSR Committee is responsible for studying the relevant issues and integrating them into Gemplus strategy and operations. It is supported in this task by IMS*, with which Gemplus concluded a partnership agreement in 2004.

Significant progress was achieved across a broad spectrum of issues during the year, including:

• Corporate values, employee motivation and safety performance;

• Customer care, certification and partnership programs;

• Community and society.

Nurturing an international workforce

The mission of Gemplus Human Resources is to support the company’s international dimension, promote the exchange of know-how and encourage teamwork.

Gemplus conducts an annual employee satisfaction survey, “GemQuest”. A series of actions was put in place in the wake of the 2003 survey, and the 2004 survey revealed a 12.5% increase in overall satisfaction.

2004 also saw the definition of a new set of company values, with contributions from employees worldwide. These values are being integrated into the new annual objectives and appraisal system, to encourage employees to apply them in concrete ways in their daily work.

11

During the year, the Gemplus “University” management training program was held in Europe and Asia. These cross-cultural, cross-functional sessions seek to develop top talent for future leadership roles in a global, multi-cultural environment.

Gemplus is an equal opportunity employer and prohibits harassment of any kind. It promotes diversity by hiring locally, and provides opportunities for cross-regional training, job exchanges and international mobility. Management-employee dialogue is encouraged and supported through a range of communication programs.

Continuously improving Environment, Health and Safety performance

Gemplus seeks to comply with, and where possible exceed, all legal requirements regarding the Environment, Health and Safety (EHS). Between 2002 and 2004 it significantly improved its safety performance worldwide, with an average 40% reduction in accidents.

In 2004, the Singapore facility achieved OHSAS 18001 certification, with zero accidents for 1 million hours worked, while Montgomeryville (USA) renewed its certification under the Pennsylvania Occupational Safety Program, receiving a distinction for its safety performance. Gemplus EHS strategy seeks to minimize the impacts and risks of its activities and products throughout their life-cycle. In addition, it strives to reduce its consumption of energy and materials, and optimize its waste treatment processes.

It is therefore committed to making all its plants compliant with the ISO 14001 Environmental Management Standard by 2006. During 2004, its sites in Havant (England) and Tczew (Poland), achieved this certification. Five other Gemplus sites were already certified.

Gemplus is continuously improving the performance of its products in terms of EHS. During 2004, analysis by independent laboratories of the materials used in Gemplus card production showed that they conform with all accepted norms.

Forging long-term relationships

Gemplus strives continuously to strengthen customer relationships through its “Customer Delight” programs. In this context, more than one hundred specific actions were put in place during 2004, based on the findings of the previous year’s “Tell Me” report, its annual proactive customer listening process.

Gemplus also works to forge enduring relationships with its suppliers. In particular, the company requires its main suppliers to sign Framework Supply Agreements, setting guidelines for global purchasing relationships, which include relevant social and environmental standards.

• IMS: Institut pour le Mécénat et la Solidarité.

12

SECURE SOLUTIONS FOR THE REAL WORLD

QUALITY
All plants meet appropriate worldwide quality standards and most meet ISO 14001; all products and software conform to the strictest certification standards.

SECURITY
All plants security certified by main regulatory bodies as appropriate; more security certified products than any competitor; complete security solutions; continuous strengthening of card security.

CONSULTANCY
Wide range of expert consulting services from preliminary feasibility studies to security risk assessment, from functional specifications to prototyping.

AGILITY
Continuous market analysis, innovation, and development; global manufacturing flexibility; plus increasingly rapid introduction of new products.

SUPPORT
Proactive customer care program; worldwide service, local support teams and technical consultants; plus hot line providing specialist expertise.

13

About Smart Cards

SECURITY IN YOUR HANDS

Smart cards help bring security, intelligence and convenience to the everyday lives of 1 billion users worldwide. And now more and more people are using them in a growing variety of ways.

What is a smart card?

The forerunner of the smart card was the magnetic strip card. As a basic means of payment, this established the standard dimensions of almost all today’s plastic cards, and was capable of storing a small amount of information.

The smart card represented a major step forward, offering additional features and functionalities, increased storage capacity, and far greater security. This opened up many new potential uses.

Cards are “smart” because they have an embedded memory chip or microprocessor.

A “memory” card can store more data than a magnetic strip: it is like a small floppy disk with the potential for security features.

A “microprocessor” card, on the other hand, was revolutionary. It can add, delete and manipulate information in its memory. Rather like a miniature computer, it has its own operating system, a hard disk with built-in security features, and can both send and receive data.

These computing capabilities have enabled smart card technology to expand out of the wallet and into other devices. In mobile telephones, for example, the Subscriber Identification Module (SIM) is a smart microprocessor chip that the user detaches from the card body and inserts into the phone.

What’s so good about smart cards?

Smart cards contain a host of features that deliver three main benefits to cardholders and issuers:

• Security: each smart card chip has its own unique serial number. They are tamper-resistant and the information on the card can be secured with a PIN code and/or read-write protection. In addition, microprocessor cards are capable of performing encryption.

14

• Intelligence: smart cards are capable of processing and storing information; and they can communicate with other computing devices through a smart card reader. Information and applications on the card can be updated or reloaded remotely, with no need to issue a new card.

• Convenience: most smart cards have the same shape and size as other plastic cards, so they are highly portable. Since they can contain multiple applications, customers can have fewer cards in their wallets, and can access an increasing range of services simply by waving the card at a reader, or by tapping in their PIN code.

What are smart cards used for?

As the number of uses for smart cards has increased over the years, so have the markets Gemplus serves and the applications they provide:

• Telecommunications: the SIM chips in GSM and 3G networks use smart card technology, identifying the user, and letting them enjoy a vast range of exciting value-added services including multimedia. With Over-The-Air technology, users can personalize and upgrade applications simply and remotely. The sophisticated prepaid phone cards used by many operators are also “smart”.

• Identification: as more and more businesses, governments and healthcare organizations exchange sensitive information over networks, smart cards can be used to control access, protect individual privacy and secure assets. At the same time, users appreciate the extra information and services they can receive.

• Transactions: from banking to retail and transport, smart cards offer peace of mind and ease of use to cardholders, and can help strengthen customer relationships. In addition to storing data, cards can hold multiple applications, which can enable partnered card programs and enhance the end user’s experience. Contactless payment cards are increasingly appreciated for their convenience.

1 billion users worldwide

CHIP
A piece of silicon etched with electronic circuits.

MICROPROCESSOR
A chip that serves as the Central Processing Unit controlling a computer. It provides programmable intelligence.

OTA (Over-The-Air)
Transmission using microwave channels. This acronym is used in the world of wireless telecommunications.

PIN (Personal Identification Number)
The number or code that a cardholder must type in to confirm that he or she is the genuine cardholder.

3G
(Third Generation)
Said of the broadband communications systems that combine high-speed voice, data and multimedia.

SIM
(Subscriber Identity Module)
A smart microprocessor chip for mobile phones using GSM or other standards.

15

Telecommunications.
Gemplus delivered its one billionth SIM in 2004, as operators move to higher capacity cards.

MAKING THE SIM EVEN SMARTER

Linking operators with their subscribers

Gemplus has led the way in smart card technology for the telecommunications industry for many years. It is the only company to offer such a comprehensive array of SIM cards, software, issuance services and professional expertise to support mobile operators’ businesses.

The SIM is the only part of an operator’s network that is in the customer’s hands. Gemplus’s Over-The-Air (OTA) and SIM technology supplies the crucial link between the operators’ information systems and their subscribers.

To exploit the full potential of the SIM, Gemplus provides a complete set of solutions for the management of SIM cards, Value Added Services (VAS), mobile phones and the customer relationship itself. That’s why over 250 networks across all continents are Gemplus customers.

Leading the move to 3G

In 2001, Gemplus supplied the world’s first USIM cards to Japan’s NTT DoCoMo for the first 3G commercial network. 3G enables operators to offer their subscribers a far wider range of multimedia services. By the end of 2004 one out of every two USIM cards in the field was supplied by Gemplus.

In Korea, Gemplus has deployed 3G cards for the launch of SK Telecom’s 3G network. This incorporated the VSDC (Visa Smart Debit Credit) application for the world’s first mobile proximity payment service on a USIM card. Users pay for goods and services such as restaurant meals by simply waving their phone at the payment terminal.

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Gemplus has taken this 3G expertise beyond Japan and Korea. For example, the H3G group turned to Gemplus to supply USIMs and other services to many of their networks. One of the main challenges with 3G is simplifying multimedia service access from the latest mobile phones. Gemplus answers this challenge with Device Management solutions that easily configure the handset for MMS access.

Raising operator revenues with innovative applications

In 2004 Gemplus also delivered a vast array of Value-Added Services (VAS) to help operators around the world achieve their revenue targets for voice and data services.

China Mobile, for example, is using Gemplus solutions to target branded services to different customer segments. These include SMS applications for the youth market, dual subscription and large phonebook capabilities for high-end corporate users.

Illustrating the versatility of higher capacity SIM’s, Singapore recently launched the first SIM-based tourist information service—City SIM. This offers location-based information services about the island, including restaurant locations, banks, nightlife and also a chat line with other users.

Surveys have shown that customers with a larger phonebook tend to generate higher revenues. Users are willing to upgrade their SIM to take advantage of this and other mobile services but find that entering existing phone numbers into the new card can be irksome. They also want to transfer their personal data (phonebook and SMS) in total security. In Belgium, Mobistar ran a renewal campaign targeting valuable clients by sending out a new SIM card with a Gemplus MySIMcopier (a SIM copying device). For corporate users, they deployed MySIMeditor, a PC-based SIM management tool to help customers better manage their subscription.

Smoothing operator logistics and reducing costs

For Orange Communications SA of Switzerland, Gemplus managed the logistics for its SIM card renewal program, aimed at deploying a range of new mobile services by sending the cards in the post directly to the end-user.

In the Middle East, Aljawal, the mobile business unit of Saudi Arabia Telecom, selected Gemplus to deliver a VAS platform (SIM + OTA) to ease subscriber access to their new SMS-based services. Gemplus then carried out the largest ever Over-The-Air download campaign on their behalf, to complete the personalization of over 6.3 million SIM cards. This OTA link also helps operators reduce their costs such as those incurred when their users roam onto foreign networks. Gemplus has carried out campaigns for O2 Ireland to update the preferred networks stored in the SIM which then drive the phone to select the right partner network when abroad.

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Telecommunications

Gaining market share in Public Telephony

As in other sectors, public telecom operators need to consolidate their existing markets while attracting new customers and differentiating themselves from the competition. With its secure, flexible and innovative smart cards, Gemplus is helping its clients to gain competitive advantage.

As a result, Gemplus made smart card history and confirmed its long-term industry leadership when it shipped its three billionth public telephony phone card to Mexican operator, Telmex, in 2003. On the strength of its worldwide production facilities and team of experts helping operators build the right public telephony solutions for their needs, Gemplus has been world number 1 in this sector for more than a decade, and even gained ground in 2004, with some 47% market share.

Adding value to phone cards

Today’s smart phone card users want to do more than just communicate. And to respond to these fast-changing demands, operators the world over rely on Gemplus dedicated services, vast array of phonecards and unsurpassed security offer. Thanks to its world-class R&D centers, Gemplus is continuously inventing a steady stream of new phone card advantages offering value-added services that help them to manage their legacy infrastructure and leverage their historical market positions into new revenue generating opportunities.

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Financial Services.
Gemplus is a major supplier of smart cards for payment transactions on the strength of its innovative technologies, experience and partnerships.

MAKING PAYMENT SAFER AND EASIER

Accelerating growth in a dynamic market

The retail banking environment is changing quickly, generating both challenges and business opportunities. Banks are consolidating and new players are entering the payment market, while consumers are experiencing competing offers for payment products. Meanwhile, card issuers are innovating aggressively in order to enhance security and offer greater convenience to their end-users. In addition, many major markets are adopting EMV, the industry standard developed by MasterCard and Visa, as a means of combating fraud.

Gemplus is the fastest growing smart card supplier in Financial Services, ranking among the top three firms with a 22% worldwide market share (source: Frost & Sullivan, 2004). To date it has delivered over 130 million smart banking cards to customers in more than eighty countries on all five continents.

Gemplus has developed a broad array of products and solutions to serve its clients’ changing needs. These range from debit products to sophisticated multi-purpose payment platforms, from magnetic stripe to chip-based cards. It enjoys an enviable reputation as a reliable partner, smoothing the way for financial institutions in their transition to the new EMV industry standard, and helping them boost revenue through increased card use while holding down costs.

Gemplus further bolstered its position across western European markets in 2004. It delivered record volumes in the UK to accompany its clients’ “chip and PIN” migration, helping make the UK the largest market for EMV payment cards worldwide. Gemplus also maintained its strong position in Germany, and deployed the first EMV banking cards in France.

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EMV migration also proceeded rapidly throughout 2004 in many new markets with Gemplus winning major contracts in Portugal, Malaysia, Turkey, Czech Republic, Russia, Lithuania, Chile and Scandinavia.

Gemplus enjoyed considerable success in conventional cards in 2004, in particular agreeing to supply 20 million cards to one of the largest credit card issuers in the US. The International Card Manufacturers’ Association also hailed Gemplus’s innovative capabilities with the 2004 award for “Best Financial Card Design”, with its partner Goldpac in China.

Designing solutions that make the difference

Security has been the main growth driver of smart card use in financial services until now. But smart card solutions enable a far broader array of services, from customer profiling and relationship management to next-generation services such as loyalty programs, online authentication, e-banking and m-banking solutions.

Differentiation is a key challenge for existing issuers of smart card-based banking cards, and for those seeking to leverage their EMV investment in order to boost revenue. With its expertise and close knowledge of end-users, Gemplus is supplying financial institutions with solutions and services which enable them to gain a competitive edge in today’s crowded markets.

Preparing for the surge in contactless cards

Contactless smart card payment solutions are set to represent a significant portion of the future payment market. Shipments are forecast to soar in the coming years, as cards become a popular way to store personal data and pay for goods, thanks to their sheer convenience and their perceived value as desirable lifestyle accessories.

In 2004, Gemplus delivered its first MasterCard® OneSMART PayPass dual solution EMV cards to MasterCard International, enabling fast, trouble-free payments. Indeed, trials indicate that contactless cards have the potential to replace a significant portion of the cash used for smaller payments. This represents a huge potential benefit for banks and merchants, especially for cash payments where ease and speed of transactions are critical, for example in quick-serve restaurants, gas stations and tollbooths.

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Financial Services

Delivering world-class services locally

Gemplus has gained unrivaled experience through local partnerships and long-term relationships with business partners, retailers and industrial firms. It offers the world’s most comprehensive range of personalization services and solutions, processing tens of millions of cards every year in eight EMV certified personalization centers (it was the first in the industry to have all its sites Visa and MasterCard certified). Clients can utilize its solutions either to upgrade their own personalization centers, or to outsource their card issuance to Gemplus, or both.

Creating security in mobile and on-line banking

In Europe, Gemplus announced a partnership in November 2004 with Meridea Financial Software Ltd. in order to address the European banking industry’s stringent requirements. Meridea is a leading provider of banking and investment applications and software delivery environments.

Based on the J2ME (Java Micro Edition) platform, the application enables convenient yet secure banking services using the latest mobile devices. The attractive “look and feel” is a key selling point in the battle for end-users.

Another recent innovation was the launch of an online authentication solution, GemAuthenticate, complete with readers, for online payment and banking transactions. This solution can be used on highly secure PKI cards or with EMV cards for online banking purposes, depending on the customer’s business model and type of application to be secured.

Bringing expert services to transport operators

Gemplus’s expertise in the mass transit market is supporting transport operators by delivering a full line of contactless cards and interfaces, as well as personalization services. Thanks to its worldwide presence, Gemplus is consistently close to its customers, supplying services and solutions geared to local operators’ precise needs.

Backed by its considerable manufacturing experience in contactless technology, Gemplus has already supplied several million cards for public transport systems in China, Brazil and Chile, among others.

SPTrans, the Sao Paolo (Brazil) public transport operator, carrying 5 million commuters daily, has picked Gemplus to supply 2.5 million GemEasy cards for its new contactless ticketing system. 16,000 buses have been equipped to accept these cards, for faster, more efficient fare checking.

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Identity and Security.
Growing concern among corporations and governments alike to maximize security and convenience to users is creating new opportunities for Gemplus’s smart card solutions.

MAKING WAY FOR A SAFER WORLD

Sharpening focus with a new business division

In its drive to increase efficiency and refocus its approach to customers, Gemplus divided its former Financial and Security Services Business unit into two distinct entities at the start of 2004: Financial Services, and ID & Security (IDSEC).

The IDSEC Business Unit targets security issues for both governments and enterprises. It supplies components and subsystems comprising smart cards, smart card interfaces (hardware and readers), software, security card printing and card body technologies, personalization and services. These solutions embody field-proven technologies, saving resources and bringing products to market more quickly with easier integration.

Gemplus is thus able to participate in a broad range of enterprise security projects and government programs in major markets across the world.

Strengthening enterprise security

Today, smart card-based identity documents are emerging as the technology of choice for securing physical access (e.g. entry to buildings) and logical access (e.g. log-on to IT networks) in closed environments in both the private and public sectors, such as companies, ministries and other organizations. A single smart identity badge can support a number of additional applications including digital signatures for business-to-business transactions and employee e-purses for convenient day-to-day operations. No other currently available tool can rival smart cards in terms of quality and price/performance ratio.

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“SafeslTe”, the comprehensive security solution developed by Gemplus, registered a spate of new orders and deployments for both corporate and government facilities in 2004.

Deploying corporate solutions worldwide

In the private sector, Gemplus is now delivering its SafeslTe solution to large enterprises such as the Boeing Corporation, the world’s leading aerospace company, and Pfizer, one of the world’s largest pharmaceutical companies. SafeslTe delivers key components ranging from the smart cards and readers, to software and services. The system allows smart card issuance and management for effective physical and logical access control, while seamlessly integrating within the company’s legacy systems.

Deployment of Gemplus solutions in Europe, too, continues apace. In 2004, Gemplus delivered corporate security solutions to two major British banks, Barclays and Royal Bank of Scotland.

In China, Gemplus has experienced heavy demand for its USB dongle products. One example is ICBC, the largest commercial bank in China, which is issuing USB tokens (Gem e-Seal) both to its customers, allowing them to access on-line banking services in a safe mode, and to its employees for secure business-to-business transactions.

Delivering security to US Government

In 2004, Gemplus rolled out purpose-designed versions of its SafeslTe smart card system for the US Federal Government.

SafeslTe Government is helping US Government agencies to comply rapidly with Homeland Security Presidential Directive-12 (HSPD-12), which orders all Federal executive departments and agencies to issue “secure and reliable forms of identification” to employees and contractors in the course of 2005. The integrated system will allow Federal Agencies to enroll employees, personalize and issue smart ID badges, as well as update and manage the badges once they have been issued.

In 2004 SafeslTe Government was selected for use in the prototype phase of the US Transportation Security Administration’s (TSA) Transportation Worker Identification Credential (TWIC) program. Moreover, Gemplus received the first volume order for 64K FIPS 140-2 validated smart cards from the US Federal Government. The advanced features of these cards provide flexibility to implement additional applications and functions, such as biometrics, as needs change.

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Identity and Security

Targeting government programs

Security, cost-effectiveness, convenience: these concerns have driven the Identity and Security market for several years. But events since September 11, 2001 have spotlighted the need for yet more secure personal ID systems, to enable governments to address multiple concerns around identification fraud, terrorism, illegal immigration and so on.

Enhancing border control

During 2004, US Congress enacted a roadmap for migration to contactless chip passports for citizens and Visa Waiver Program countries, requiring over 27 administrations to deliver electronic passports to their citizens by October 2005.

In May 2004 Gemplus launched its ICAO* compliant e-passport platform “GemBorder”, designed to store, protect and manage passport-holders’ identity credentials. It offers a complete set of solutions for e-passports, including contactless chip technology integrated inside a passport page or cover, and also contact chip solutions that utilize the card form factor.

Enabling access to government services

Gemplus has also continued to develop its smart card-based identity solutions enabling citizens to access a vast array of government services, from national ID and healthcare entitlement cards to driving licenses, vehicle registration and border control.

Gemplus’s “ReslDent” smart ID card system addresses citizen enrollment, card issuance, management and verification. It is designed for easier system integration and faster time-to-market for complex ID and e-government programs. Recently ReslDent has achieved wide acceptance in the Middle East, and is currently being deployed by governments in Oman and the United Arab Emirates.

Supplying India’s vehicle registration program

In India, Gemplus is the first international company certified to deliver smart card technology for India’s SCOSTA** National Vehicle Registration program.

This registration program will initially be rolled out in New Delhi and three other states, aiming to issue a total of 30 million cards to vehicle owners by 2008. The potential market in India is estimated to be 100 million cards.

IDENTITY INNOVATIONS

2004 launches:
• Identity-Based Encryption (IBE)
The world’s first IBE application for smart cards, designed to make confidential messages more secure, user-friendly and manageable.

• Biometrics verification
“BioEasy”, a new concept for highly secure and fast biometrics verification using smart cards.

• Contactless identity
The market’s fastest Java based contactless operating system for identity solutions.

• Personalization
A new version of our personalization system for nationwide ID programs.

• Products
A new range of contactless products including chip sets, OEM couplers and packaged readers.

* ICAO: International Civil Aviation Organization.

** SCOSTA: Smart Card Operating System for Transport Applications.

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Readers, Partnerships and Consulting.
Gemplus activities span a wide range of opportunities within and outside the smart card industry, promoting efficiency, innovation and partnership.

TAKING SMART EXPERTISE TO THE WORLD

Securing electronic transactions

Gemplus is the world leader* in smart and secure card interfaces. In 2004 it was recognized as having 21% market share and an unrivalled installed base of over 10 million units worldwide.

This comprises the world’s largest range of reliable, certified, user-friendly and cost-efficient readers for all markets, including banking, e-transaction security, e-purse, vending, loyalty, healthcare and logical and physical access control applications.

Among these are the PC-connected devices in the GemPC series, used not only for IT security, e-government and business-to-business applications, but also in the growing home-banking and e-commerce markets. This range also includes USB tokens and readers.

Serving manufacturers’ interface needs

In addition, Gemplus offers a wide range of chipsets and couplers (contact/contactless) to address the needs of original electronics and equipment manufacturers (OEMs) who need to integrate smart card interfaces into their electronic devices (for example: keyboards, point of sale terminals, laptops, ATMs, etc.).

* Frost & Sullivan, 2004.

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Expanding opportunities through specialist networks

The Gemplus Partner Program is the industry’s largest network of smart card specialists enabling Gemplus to offer a flexible response to challenging projects anywhere in the world. Since its origin, Gemplus has embraced fruitful partnerships as a means of developing new business opportunities. Expert partners play a key role in enhancing and expanding customer offerings in the smart card market. The Partner Program combines expertise, services and innovative solutions with rapid integration of new products.

Gemplus Wireless Partners leverage the established SIM Infrastructure to provide their own value-added solutions via the mobile network operator. Potential services include SIM toolkit menus and an improved user interface for more sophisticated Java applications.

The Gemplus Expert Network Program comprises more than 100 partners worldwide embracing vertical markets such as banking, government, retail, enterprise, healthcare and transportation. Its fundamental aim is to support the growth strategy of our customers and help them design the best smart card products and solutions for their specific markets.

Supporting clients with expert services

Combining local expertise and global experience, Gemplus Consulting teams are present today in all sectors, supporting clients at every step in their smart card projects. Services range from preliminary feasibility studies to security risk assessment, and from functional specifications to prototyping. Customers benefit from Gemplus’s long field experience and proven best practices.

Blending innovation with security

Drawing on its experience as a smart card solutions provider, Gemplus is extending the reach of its consulting services to new markets where it enjoys a real competitive edge thanks to its security expertise.

Enhancing handset security and SIM integration

Based on its expertise in SIM-embedded Java and OTA security, Gemplus has developed a suite of dedicated services for handset manufacturers, including testing for USIM/SIM interfaces; handset security audit services; and security process review for Java applet/midlet development and downloads.

With some customers, Gemplus Consulting Services go a step further, designing handset software solutions such as handset cryptography libraries or SIM related implementations, standards and applications.

Helping new players to get ahead

Gemplus Consulting is building on its global approach as it works with new actors in the semiconductor and the electronic industries, to help them leverage smart card technology in order to gain a competitive advantage.

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Gemplus Corporate Communications
+33(0)4 42 36 57 20
+33 (0)4 42 36 50 97
http://www.gemplus.com

Design and production — L’Agence Synelog
Credits photos: Ian Teh — Gemplus all rights reserved

“© 2005 Gemplus SA. All rights reserved. Gemplus, the Gemplus logo,
GemXplore, GemXplore Xpresso, GemXplore Generations,
GemPC, GemPCTwin, SafeslTe, MySIMcopier, MySIMeditor, Geme-Seal, GemBorder, ReslDent,
SIMfrastructure are trademarks and service marks of Gemplus SA and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.”